Exhibit 3

Annual
Information Form
Sun Life Financial Inc.
For the Year Ended December 31, 2007
February 13, 2008
Life’s brighter under the sun

ANNUAL INFORMATION FORM 2007

Presentation of Information
In this Annual Information Form (AIF), Sun Life Financial Inc. (SLF Inc.) and its consolidated subsidiaries, significant equity investments and joint ventures are collectively referred to as “Sun Life Financial” or the “Company”.
Unless otherwise indicated, all information in this AIF is presented as at and for the year ended December 31, 2007, and amounts are expressed in Canadian dollars. Financial information is presented in accordance with Canadian generally accepted accounting principles (GAAP) and the accounting requirements of the Office of the Superintendent of Financial Institutions, Canada (OSFI).
Documents Incorporated by Reference
The following documents are incorporated by reference in and form part of this AIF:
(i)	SLF Inc.’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2007, and

(ii)	SLF Inc.’s Consolidated Financial Statements and accompanying notes (Consolidated Financial Statements) for the year ended December 31, 2007.
These documents have been filed with securities regulators in Canada and with the United States Securities and Exchange Commission (SEC) and may be accessed at www.sedar.com and www.sec.gov, respectively.
Forward-looking Statements
Certain statements contained in this AIF, including those relating to the Company’s strategies and other statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions, are forward-looking statements within the meaning of securities laws. Forward-looking statements include the information concerning possible or assumed future results of operations of the Company. These statements represent the Company’s expectations, estimates and projections regarding future events and are not historical facts. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict. Future results and stockholder value of SLF Inc. may differ materially from those expressed in these forward-looking statements due to, among other factors, the matters set out under “Risk Factors” in this AIF and the factors detailed in its other filings with Canadian and U.S. securities regulators, including its annual MD&A, and annual and interim financial statements, which are available for review at www.sedar.com and www.sec.gov.
Factors that could cause actual results to differ materially from expectations include, but are not limited to, the performance of equity markets; interest rate fluctuations; investment losses and defaults; the cost, effectiveness and availability of risk mitigating hedging programs; the credit worthiness of guarantors and counterparties to derivatives; risks related to market liquidity; changes in legislation and regulations including tax laws; regulatory investigations and proceedings and private legal proceedings and class actions relating to practices in the mutual fund, insurance, annuity and financial product distribution industries; risks relating to product design and pricing; insurance risks including mortality, morbidity, longevity and policyholder behaviour including the occurrence of natural or man-made disasters, pandemic diseases and acts of terrorism; risks relating to operations in Asia including risks relating to joint ventures; currency exchange rate fluctuations; the impact of competition; the risks relating to financial modelling errors; business continuity risks; failure of information systems and Internet enabled technology; breaches of computer security and privacy; the availability, cost and effectiveness of reinsurance; the inability to maintain strong distribution channels and risks relating to market conduct by intermediaries and agents; dependence on third party relationships including outsourcing arrangements; downgrades in financial strength or credit ratings; the ability to successfully complete and integrate acquisitions; the ability to attract and retain employees; and the performance of the Company’s investments and investment portfolios managed for clients such as segregated and mutual funds. The Company does not undertake any obligation to update or revise these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events, except as required by law.

ANNUAL INFORMATION FORM 2007
Table of Contents

			Consolidated
		Management’s	Financial
	Annual	Discussion &	Statements
	Information Form	Analysis	and Notes

Corporate Structure	2

General Development of the Business	3		20

Business of Sun Life Financial
General Summary	4	5	3-7
Business Performance		19	3-7
Investments		24	23
Risk Management		45	28

Capital Structure
General Description	5		44, 45
Constraints	6
Market for Securities	6
Sales of Unlisted Securities	8

Dividends	8	50	5

Transfer Agent and Registers	10

Directors and Executive Officers	11

Interests of Experts	15

Regulatory Matters	15

Risk Factors	23		28

Legal and Regulatory Proceedings	27	53	53

Additional Information	27

Appendices
A — Charter of Audit and Conduct Review Committee	29
B — Policy Restricting the Use of External Auditors	32

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ANNUAL INFORMATION FORM 2007
Corporate Structure
Incorporation
Sun Life Financial Inc. (SLF Inc.) was incorporated under the Insurance Companies Act, Canada (the Insurance Act) on August 5, 1999, for the purpose of becoming the holding company of Sun Life Assurance Company of Canada (Sun Life Assurance) following its demutualization.
Sun Life Assurance was incorporated in 1865 as a stock insurance company and was converted into a mutual insurance company in 1962. On March 22, 2000, Sun Life Assurance implemented a plan of demutualization under which it converted back to a stock company pursuant to Letters Patent of Conversion issued under the Insurance Act. Under its plan of demutualization, Sun Life Assurance became a wholly-owned subsidiary of SLF Inc.
Sun Life Financial’s head and registered office is located at 150 King Street West, Toronto, Ontario, M5H 1J9.
Principal Subsidiaries and Significant Equity Investments
Sun Life Financial’s corporate structure as at December 31, 2007, including SLF Inc.’s principal direct and indirect subsidiaries and significant equity investments, is shown below. Where a company is not a direct or indirect wholly owned subsidiary of SLF Inc. the following chart shows the percentage of voting securities that are beneficially owned or controlled by SLF Inc.

(1)	Formerly Sun Life Financial Corp.

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ANNUAL INFORMATION FORM 2007
General Development of the Business
Overview
Sun Life Financial is a leading international financial services organization, offering a diverse range of life and health insurance products and services, savings, investment management, retirement, and pension products and services to both individual and corporate customers. Sun Life Financial manages its operations and reports its financial results in five business segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia), and Corporate. The Corporate segment includes the operations of Sun Life Financial’s United Kingdom business unit (SLF U.K.), Sun Life Financial Reinsurance (SLF Reinsurance), and Corporate Support operations which include run-off reinsurance and revenue and expenses of a corporate nature not attributable to other segments.
The Company’s business model is one of balance as it strives to establish scale and scope in each of the diversified markets in which it chooses to compete. It weighs the higher growth prospects in emerging markets against the relative stability of more mature operations. In a similar way, the Company’s stable protection business balances the relatively more volatile wealth management business. It also ensures that customers have access to complementary insurance, retirement and savings products that meet their specific needs at every stage of their lives. The following table shows the Company’s products by business segment.

Products	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate

Individual life insurance	■	■		■	■
Individual annuity and savings	■	■		■	■
Group life and health	■	■		■
Group pension and retirement	■	■		■
Mutual funds	■		■	■
Asset management	■	■	■	■
Individual health insurance	■			■
Reinsurance (life retrocession)					■

The Company’s strong focus on multi-channel distribution offers customers choices as to how and when they purchase products and access services.

Distribution Channels	SLF Canada	SLF U.S.	MFS	SLF Asia

Direct sales agents	■			■
Independent and managing general agents	■	■		■
Financial intermediaries (e.g., brokers)	■	■	■	■
Banks		■	■	■
Pension and benefit consultants	■	■	■	■
Direct sales (including Internet)	■		■	■

Acquisitions, Disposals, Business
Combinations and Other Developments
Sun Life Financial assesses its businesses and corporate strategies on an ongoing basis to ensure that it makes optimal use of its capital and provides maximum shareholder value.

The Company monitors the market on an on-going basis to assess potential strategic transactions. The following summary outlines the acquisitions, disposals and business combination activities in the past three years. Additional information is provided in Note 3 to SLF Inc.’s 2007 Consolidated Financial Statements.

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ANNUAL INFORMATION FORM 2007

Corporate Reorganization in 2005
On January 4, 2005, the Company completed a reorganization under which most of Sun Life Assurance’s asset management businesses in Canada and the United States, including the majority of its U.S. annuities business, were transferred to Sun Life Global Investments Inc. (SLGI), a subsidiary of SLF Inc. Under this reorganization, Sun Life Assurance transferred its shares of McLean Budden Limited, Massachusetts Financial Services Company and Sun Life Assurance’s other U.S. subsidiaries to SLGI. CI Financial Inc. shares were transferred to SLF Inc. and to SLGI. After the reorganization, the operations remaining in Sun Life Assurance consisted primarily of the life, health and annuities businesses of the Company’s Canadian operations, the majority of the life and health businesses of its United States operations, and all of its operations in the United Kingdom and Asia.
CMG Asia Limited
On October 18, 2005, the Company completed its acquisition of CMG Asia Limited, CMG Asia Trustee Company Limited, CommServe Financial Limited and Financial Solutions Limited, which together formed the Hong Kong individual life insurance, group insurance and group pension and brokerage operations of Commonwealth Bank of Australia. This acquisition enhanced Sun Life Financial’s position in the Hong Kong life insurance market and gave it a strong presence in the pension and group insurance markets. As a result of this transaction, the Company now has a more solid platform for use as a base for further expansion in Asia.
U.S. Group Benefits Business Acquisition
On May 31, 2007, the Company completed its acquisition of Genworth Financial Inc.’s U.S. Employee Benefits Group (Genworth EBG Business). Sun Life Financial’s U.S. group business combined with the Genworth EBG business and became Sun Life Financial Employee Benefits Group offering customers group life, disability, dental and stop loss insurance and voluntary worksite products. This acquisition added scale and scope to Sun Life Financial’s U.S. group business and solidified its top ten leadership position in the important U.S. employee benefits industry. In addition, the increased access to markets, broadened product and service offerings, and strengthened distribution platform position Sun Life Financial for long-term growth.
Other Developments
On August 26, 2005, the Company sold its 31.72% investment in Administradora de Fondos de Pensiones Cuprum S.A., a Chilean pension fund manager, to Empresas Penta S.A.
On June 22, 2007, SLF Inc. purchased approximately two million of additional trust units of CI Financial Income Fund for $66 million in order to maintain the Company’s existing combined interest in CI Financial Income Fund and

Canadian International LP ( collectively, CI Financial). SLF Inc.’s interest in CI Financial had decreased slightly as a result of CI Financial’s purchase of Rockwater Capital Corporation in the second quarter of 2007.
On August 31, 2007, the Company entered into an agreement to sell the U.S. subsidiaries that comprise the Independent Financial Marketing Group (IFMG) business to LPL Holdings, Inc. The sale, which closed in the fourth quarter of 2007, did not have a material impact on the Company’s 2007 financial condition or results of operations.
On December 13, 2007, the Company entered into an agreement to sell Sun Life Retirement Services (U.S.), Inc., a 401(k) plan administration business in the United States, to The Hartford Financial Services Group, Inc. The transaction is expected to close in the first quarter of 2008 and is not expected to have a material impact on the Company’s financial condition or results of operations.
Business of Sun Life Financial
Wealth and Protection Industries
The global financial services industry continues to evolve rapidly in response to demographic trends. The graying of the population in developed markets is placing a greater demand on wealth accumulation products for working age employees, income distribution products for employees closer to retirement and wealth transfer vehicles for retirees. The aging of the population is also beginning to strain existing health care systems, as a larger portion of the population is expected to require treatment over a longer timeframe. Demand for products such as long-term care and critical illness insurance is anticipated to grow as consumers turn to products that help ensure direct access to high-quality health care. Lastly, concern about inadequate public pension plans is leading to a dramatic rise in both mutual funds and other financial vehicles that address baby boomers’ concerns about the need for adequate resources in retirement.
In the emerging markets of Asia, the rising affluence of consumers is stimulating the demand for a wide variety of financial products, including protection, savings and investment vehicles.
Competition
The markets in which Sun Life Financial engages are highly competitive. Sun Life Financial’s competitors include not only insurance companies, but also investment managers, mutual fund companies, banks, financial planners and other financial service providers. Frequently, competition is based on pricing, the ability to provide value-added services, and deliver excellence to both distributors and customers.

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ANNUAL INFORMATION FORM 2007

Increased competition has been a contributing factor to the global trend of consolidation within the financial services industry. As a result of mergers and acquisitions in the Canadian insurance industry, the three largest companies serve more than two-thirds of the Canadian insurance market. In the United States, the market is more fragmented, raising the likelihood of consolidation as insurers look to achieve scale to compete effectively.
Changes in the regulation of the financial services industry in North America have reduced the traditional barriers between the banking, insurance and investment industries, heightening competition in these markets. Several major Canadian banks have significant securities, wealth management and insurance operations. Canadian financial services legislation provides a regulatory framework for further convergence of the banking, insurance and investment industries.
In the emerging markets of Asia, the regulatory environments are moving towards market liberalization, expanding the opportunities for foreign participants and aligning their regulatory environments more closely with standards prevalent in more mature markets. The insurance market is expected to be particularly dynamic in China and India, where Sun Life Financial has joint venture operations.
Seasonality
Seasonality factors impact certain components of Sun Life Financial’s business. In Canada, Individual Wealth and Group sales are typically higher in the first quarter due to the RRSP season. In the United States, about half of the Employee Benefits Group annual sales typically come in the fourth quarter. In India, insurance sales tend to be stronger in the first quarter.
Number of Employees
The following table outlines the number of full-time equivalent employees (FTEs) across the Company’s operations. It does not include employees in joint venture operations.

Country/Business	Number of FTEs

Canada	7,339
United States	5,096
Philippines	638
Hong Kong	636
Ireland	406
Indonesia	276
India	256
United Kingdom	51
Bermuda	49
China	12

Total	14,759

Additional Information
Additional information about the Company’s business and its operating segments, including an overview of the financial services industry, its products and methods of distribution, competitive environment, risk management policies and investment activities, is described in SLF Inc.’s 2007 MD&A which is incorporated by reference in this AIF and should be read in conjunction with SLF Inc.’s 2007 Consolidated Financial Statements.
Capital Structure
General
SLF Inc.’s authorized capital consists of unlimited numbers of common shares (the Common Shares), Class A Shares (the Class A Preferred Shares) and Class B Shares (the Class B Preferred Shares), each without nominal or par value.
The Class A Preferred Shares and Class B Preferred Shares may be issued in series as determined by SLF Inc.’s Board of Directors. The Board of Directors is authorized to fix the number, consideration per share, designation, and rights and restrictions attached to each series of shares. The holders of Class A Preferred Shares and Class B Preferred Shares are not entitled to any voting rights except as described below or as otherwise provided by law. Five series of Class A Preferred Shares have been created, designated the Class A Non-Cumulative Preferred Share Series 1, Series 2, Series 3, Series 4 and Series 5. The following table outlines the issued share capital of SLF Inc., as at February 8, 2008, including stock exchange listings.
   Issued Share Capital

	Number of	Exchanges[1]
Security	Shares	TSX	NYSE	PSE

Common Shares	564,181,535	■	■	■

Class A Preferred Shares
Series 1	16,000,000	■
Series 2	13,000,000	■
Series 3	10,000,000	■
Series 4	12,000,000	■
Series 5	10,000,000	■

[1]	Toronto Stock Exchange (TSX), New York Stock Exchange (NYSE) and Philippines Stock Exchange (PSE)
Common Shares
Each Common Share is entitled to one vote at meetings of the shareholders of SLF Inc., except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series.

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ANNUAL INFORMATION FORM 2007

Common Shares are entitled to receive dividends if and when declared by the Board of Directors. Dividends must be declared and paid in equal amounts per share on all Common Shares, subject to the rights of holders of the Class A Preferred Shares and Class B Preferred Shares. Holders of Common Shares will participate in any distribution of the net assets of SLF Inc. upon its liquidation, dissolution or winding-up on an equal basis per share, subject to the rights of the holders of the Class A Preferred Shares and Class B Preferred Shares. There are no pre-emptive, redemption, purchase or conversion rights attaching to the Common Shares.
Class A Preferred Shares
The Class A Preferred Shares of each series rank on parity with the Class A Preferred Shares of each other series with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of SLF Inc. The Class A Preferred Shares are entitled to preference over the Class B Preferred Shares, the Common Shares and any other shares ranking junior to the Class A Preferred Shares with respect to the payment of dividends and the return of capital. The special rights and restrictions attaching to the Class A Preferred Shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class A Preferred Shares held for that purpose.
Class A Preferred Shares

Series	Quarterly	Early	Prospectus
	Dividend ($)	Redemption	Date
		Date

Series 1	0.296875	March 31, 2010	February 17, 2005
Series 2	0.300000	September 30, 2010	July 8, 2005
Series 3	0.278125	March 31, 2011	January 6, 2006
Series 4	0.278125	December 31, 2011	October 2, 2006
Series 5	0.281250	March 31, 2012	January 25, 2007

The shares in each series of the Class A Preferred Shares Series were issued for $25 per share and holders are entitled to receive non-cumulative quarterly dividends outlined in the preceding table. Subject to regulatory approval, on or after the early redemption date noted, SLF Inc. may redeem these shares in whole or in part at a declining premium. Additional information concerning these preferred shares is contained in the prospectus issued for each issue, which may be accessed at www.sedar.com.
Class B Preferred Shares
The Class B Preferred Shares of each series rank on a parity with the Class B Preferred Shares of each other series with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding-up of SLF Inc. The Class B Preferred Shares are entitled to preference over the Common Shares and any other shares ranking junior to the Class B Preferred Shares with respect to the payment of dividends and the return of capital, but are subordinate to the Class A Preferred Shares and any other shares ranking senior to the Class B Preferred Shares with respect to the payment of dividends and return of capital. The special rights and restrictions attaching to the Class B Preferred Shares as a class may not be amended without such approval as may then be required by law, subject to a minimum requirement of approval by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class B Preferred Shares held for that purpose.
Constraints on Shares
The Insurance Act contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of a demutualized insurance company or, when a holding company structure is used, its corporate holding body. Information on those restrictions can be found in this AIF under the heading “Regulatory Matters — Canada — Restrictions on Ownership”.
Market for Securities
The following tables set out the price range and trading volumes of SLF Inc.’s Common Shares and Class A Preferred Shares on the TSX during 2007:
Common Shares

				Trading
	Price ($)			Volume
	High	Low	Close	(thousands)

January	50.91	47.45	50.56	21,672
February	53.30	50.35	50.45	24,694
March	53.29	49.63	52.52	24,080
April	54.14	52.10	52.60	17,325
May	52.48	49.52	50.51	34,200
June	51.37	47.80	50.76	31,118
July	52.26	48.60	50.39	24,950
August	52.58	47.68	50.79	31,381
September	52.99	50.53	52.20	26,498
October	56.50	50.85	54.89	23,318
November	54.48	50.85	52.68	30,001
December	55.99	52.65	55.71	24,572

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ANNUAL INFORMATION FORM 2007
Class A Preferred Shares

	Series 1				Series 2
				Trading				Trading
	Price ($)			Volume	Price ($)			Volume
	High	Low	Close	(thousands)	High	Low	Close	(thousands)

January	26.00	25.50	25.72	715	26.01	25.60	25.71	298
February	25.99	25.55	25.85	280	26.00	25.46	25.91	216
March	26.50	25.57	25.85	234	26.07	25.51	26.05	159
April	26.04	25.65	25.80	274	26.09	25.68	25.79	246
May	25.94	24.00	24.50	748	25.84	24.29	24.55	390
June	24.65	22.21	24.00	333	24.60	22.75	24.10	415
July	24.34	23.95	24.10	251	24.42	24.01	24.15	337
August	24.29	23.50	23.77	163	24.43	23.55	23.76	161
September	24.10	22.60	23.20	172	24.10	22.50	23.14	244
October	23.24	21.70	22.29	272	23.28	22.00	22.64	332
November	22.52	20.99	21.20	553	22.91	20.76	21.39	598
December	22.50	21.00	22.05	565	22.99	21.05	22.54	465

	Series 3				Series 4
				Trading				Trading
	Price ($)			Volume	Price ($)			Volume
	High	Low	Close	(thousands)	High	Low	Close	(thousands)

January	25.09	24.70	24.76	297	24.95	24.66	24.75	412
February	25.21	24.66	24.90	508	24.99	24.60	24.75	533
March	25.09	24.71	24.92	231	24.98	24.70	24.92	342
April	24.90	24.26	24.47	215	24.90	24.25	24.25	372
May	24.55	22.62	22.80	245	24.64	22.55	22.65	306
June	22.81	21.32	22.26	508	22.72	21.35	22.22	903
July	22.80	22.00	22.46	182	22.47	22.00	22.15	283
August	22.73	22.15	22.39	138	22.63	22.10	22.40	270
September	22.99	21.51	21.74	333	22.95	21.40	21.89	140
October	21.75	20.50	20.58	1,336	21.99	20.50	20.64	1,605
November	20.99	20.00	20.20	358	21.00	19.81	20.10	944
December	21.55	20.10	20.99	802	21.35	20.10	20.81	586

	Series 5
				Trading
	Price ($)			Volume
	High	Low	Close	(thousands)

January	—	—	—	—
February	24.99	24.63	24.88	1,555
March	25.07	24.80	24.93	879
April	24.99	24.85	24.85	550
May	24.97	22.76	23.00	358
June	23.00	21.60	22.45	468
July	22.99	22.20	22.37	250
August	23.24	22.11	22.60	277
September	23.03	22.01	22.38	284
October	22.38	19.80	20.15	466
November	20.90	20.05	20.30	660
December	21.75	2025	21.29	591

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ANNUAL INFORMATION FORM 2007

Sales of Unlisted Securities
On February 26, 2007, SLF Inc. issued an additional $250 million of Series B Senior Unsecured 4.95% Fixed/Floating Debentures due in 2036. On May 29, 2007, SLF Inc. issued $400 million of Series 2007-1 Subordinated Unsecured 5.40% Fixed/Floating Debentures (Series 2007-1 Debentures) due in 2042. These debentures are not listed or quoted on a public market.
On January 30, 2008, SLF Inc. issued $400 million of Series 2008-1 Subordinated Unsecured 5.59% Fixed/Floating debentures (Series 2008-1) due in 2023.
Dividends
The declaration, amount and payment of dividends by SLF Inc. is subject to the approval of its Board of Directors and is dependent on the Company’s results of operations, financial condition, cash requirements, regulatory and contractual restrictions and other factors considered by the Board of Directors. SLF Inc.’s dividend target payout ratio objective (common share dividends as a percentage of net income after preferred share dividends) is in the range of 30%-
40%. The 2007 ratio of 33% met this objective. The Board of Directors reviews this objective on a periodic basis.
Dividends Declared

	2007	2006	2005

Common Shares	$1.32	$1.15	$0.99

Class A Preferred Shares
Series 1	$1.187500	$1.187500	$1.000
Series 2	$1.200000	$1.200000	$0.553
Series 3	$1.112500	$1.069067	—
Series 4	$1.112500	$0.249932	—
Series 5	$1.019435	—	—

SLF Inc. is prohibited under the Insurance Act from declaring or paying a dividend on any of its issued shares if there are reasonable grounds for believing that it is, or the payment would cause it to be, in contravention of any regulation under the Insurance Act with respect to the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction to SLF Inc. made by the Superintendent of Financial Institutions, Canada (the Superintendent) pursuant to subsection 515(3) of the Insurance Act regarding its capital or liquidity. As of the date hereof, these limitations would not restrict a payment of dividends on SLF Inc.’s shares, and no such direction to SLF Inc. has been made.
As a holding company, SLF Inc. depends primarily on the receipt of funds from its subsidiaries to pay shareholder dividends, interest and operating expenses. The source of these funds is primarily dividends and capital repayments that SLF Inc. receives from its subsidiaries. The inability of its subsidiaries to pay dividends or return capital in the future may materially impair SLF Inc.’s ability to pay dividends to shareholders or to meet its cash obligations. Additional information concerning legislation regulating the ability of SLF Inc.’s subsidiaries in Canada, the U.S. and the U.K. to pay dividends or return capital can be found in this AIF under the heading “Regulatory Matters”.
SLF Inc. and Sun Life Assurance have covenanted that, if a distribution is not paid when due on any outstanding Sun Life ExchangEable Capital Securities (SLEECS) issued by Sun Life Capital Trust, Sun Life Assurance will not pay dividends on its “Public Preferred Shares”, if any are outstanding. If Sun Life Assurance does not have any Public Preferred Shares then SLF Inc. will not pay dividends on its preferred shares or Common Shares, in each case, until the 12th month following the failure to pay the required distribution in full, unless the required distribution is paid to the holders of SLEECS. “Public Preferred Shares” means preferred shares issued by Sun Life Assurance which: (a) have been issued to the public (excluding any preferred shares held beneficially by affiliates of Sun Life Assurance); (b) are listed on a recognized stock exchange; and (c) have an aggregate liquidation entitlement of at least $200 million. None of Sun Life Assurance’s issued shares qualify as “Public Preferred Shares” as at the date of this AIF.
SLF Inc. may not declare or pay dividends on its Class A Preferred Shares Series 1, Series 2, Series 3, Series 4 and Series 5 if Sun Life Assurance’s Minimum Continuing Capital and Surplus Requirements ratio, determined in accordance with OSFI requirements, is less than 120%.

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ANNUAL INFORMATION FORM 2007

Security Ratings
The ratings assigned by rating agencies to SLF Inc.’s Class A Preferred Shares, Series 1, 2, 3, 4 and 5, its Senior Unsecured Debentures, Series A, B and C, and its Subordinated Unsecured Debentures, Series 2007-1 and Series 2008-1 are shown in the adjacent table. Security ratings assigned to securities by the rating agencies are not a recommendation to purchase, hold or sell these securities, in as much as such ratings do not comment as to market price or suitability for a particular investor. Security ratings are intended to provide investors with an	Security Ratings

		DBRS[1]		S&P2
		Rating	Rank	Rating	Rank

Class A Preferred Shares

	Series 1-5	Pfd-1 (low)	1 of 6	P-1 (low)/A	1 of 5[3]

Senior Unsecured Debentures

	Series A-C	AA (low)	2 of 10	AA-	2 of 10

Subordinated Unsecured Debentures

	Series 2007-1	A(High)	3 of 10	A+	3 of 10
	Series 2008-1	A(High)	3 of 10	A+	3 of 10

[1] DBRS Limited

[2] Standard & Poor’s, a division of The McGraw-Hill Companies, Inc.

[3] Reflects Canadian scale, corresponds to 4 of 20 on Global scale independent measure of the credit quality of an issue of securities. The Company provides certain rating agencies with confidential, in-depth information in support of the rating process.

DBRS Limited (DBRS)
The DBRS rating scale for long-term debt is meant to provide an indication of the risk that a borrower will not fulfill its obligations in a timely manner with respect to both principal and interest. Under the DBRS system, debt securities that are rated AA are of superior credit quality and the protection of interest and principal is considered high, while those that are rated A are of satisfactory credit quality and the protection of interest and principal is considered substantial. An AA rated entity is considered to be a strong credit and typically exemplifies above average strength in key areas of consideration and is unlikely to be significantly affected by reasonably foreseeable events. An A rated entity is considered to be respectable, but more susceptible to adverse economic conditions and has greater cyclical tendencies than a higher-rated security. A reference to “high” or “low” reflects the relative strength within the rating category, while the absence of either a “high” or “low” designation indicates the rating is placed in the middle of the category.
The DBRS preferred share rating scale is used in the Canadian securities market and is meant to provide an indication of the risk that a borrower will not fulfill its full obligations in a timely manner with respect to both principal and dividend commitments. The Pfd-1 rating indicates that the shares are of superior credit quality and have been issued by an entity with strong earnings and balance sheet characteristics. A reference to “high” or “low” again reflects the relative strength within the rating category, while the absence of either a “high” or “low” designation indicates the rating is placed in the middle of the category.
Standard & Poor’s (S&P)
The S&P rating scale for long-term debt is based on the likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation; and the protection afforded by, and the relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditor’s rights. An AA rating indicates that the obligor’s capacity to meet its financial commitment is very strong. An A rating indicates that the obligor’s capacity to meet its financial commitment is strong. S&P uses “+” or “—” designations to indicate the relative standing of securities within a particular rating category.
S&P has Canadian and global rating scales for preferred shares. S&P’s Canadian scale is a current assessment of the creditworthiness of an obligor with respect to a specific share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. SLF Inc.’s Class A Preferred Shares, Series 1, 2, 3, 4 and 5 have been assigned A ratings using S&P’s global scale for preferred shares and have been assigned P-1 (low) ratings using S&P’s Canadian scale for preferred shares. The A rating category is the highest of the nine categories used by S&P on its global preferred share scale. The P-1 rating category is the highest of the eight categories used by S&P on its Canadian preferred share scale. A reference to “high”, “medium” or “low” reflects the relative strength within the rating category.
Asset-backed Securities
Sun Life Financial issues asset-backed securities from time to time as part of its normal course of business. Details of Sun Life Financial’s asset securitization program are presented in SLF Inc.’s 2007 MD&A under the heading Financial Position and liquidity — Off-Balance Sheet Arrangements —Asset Securitization and in Note 5 to SLF Inc.’s 2007 Consolidated Financial Statements.

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ANNUAL INFORMATION FORM 2007
Transfer Agents and Registrars

Common Shares

Country	Transfer Agent and Location of Registers

Canada	CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, Canada, M5C 2W9

United	BNY Mellon Shareowner Services
States	480 Washington Boulevard
Jersey City, NJ 07310
United States

United	Capita Registrars Ltd.
Kingdom	34 Beckenham Road
Beckenham, Kent
United Kingdom BR3 4TU

Philippines	The Hongkong and Shanghai Banking
Corporation Limited
12/F Tower 1 The Enterprise Centre
6766 Ayala Avenue cor Paseo de
Roxas
Makati City 1200 Metro Manila,
Philippines

Hong Kong	Computershare Hong Kong Investor
Services Limited
18th Floor, Rooms 1806 - 1807
Hopewell Centre
183 Queen’s Road East
Wanchai, Hong Kong

Preferred Shares and Debentures

CIBC Mellon Trust Company is the transfer agent for SLF Inc.’s Class A Preferred Shares, Series 1, 2, 3, 4 and 5 and the trustee and registrar for SLF Inc.’s Series A, B and C senior unsecured debentures and its subordinated debentures — Series 2007-1, and Series 2008-1 Debentures. The registers for those securities are maintained in Toronto, Ontario, Canada.

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ANNUAL INFORMATION FORM 2007

Directors and Executive Officers
Board of Directors
At December 31, 2007, the Board of Directors of SLF Inc. had four standing committees: Audit and Conduct Review Committee, Governance Committee, Management Resources Committee, and Risk Review Committee.

The following table sets out the directors of SLF Inc. as of the date of this AIF and, for each director, the province or state and country of his or her residence, principal occupation, years as a director, and membership on board committees. The term of each director expires at the close of business of the Annual Meeting in 2008. Each director of SLF Inc. is an independent director as defined in the Company’s Director Independence Policy, except Mr. Stewart, the Chief Executive Officer of SLF Inc.

Name and
Province/State and	Principal	Director
Country of Residence	Occupation	Since	Board Committee Membership

James C. Baillie	of Counsel, Torys LLP	2000	Audit and Conduct Review
Ontario, Canada			Risk Review

George W. Carmany, III	President, G.W. Carmany and Company,	2004	Management Resources
Massachusetts, USA	Inc.		Risk Review

John H. Clappison	Corporate Director	2006	Audit and Conduct Review
Ontario, Canada			Risk Review

David A. Ganong	President, Ganong Bros. Limited	2002	Management Resources
New Brunswick, Canada			Risk Review

Germaine Gibara	President, Avvio Management Inc.	2002	Audit and Conduct Review
Quebec, Canada			Governance

Krystyna T. Hoeg	Corporate Director	2002	Audit and Conduct Review
Ontario, Canada			Risk Review

David W. Kerr	Managing Partner, Edper Financial Group	2004	Audit and Conduct Review
Ontario, Canada			Management Resources

Idalene F. Kesner	Chairperson, Department of	2002	Governance
Indiana, USA	Management and Frank P. Popoff Chair		Risk Review
	of Strategic Management, Kelley School
	of Business, Indiana University

Mitchell M. Merin	Corporate Director	2007	Management Resources
New Jersey, USA			Risk Review

Bertin F. Nadeau	Chairman and Chief Executive Officer,	1999	Governance
Quebec, Canada	GescoLynx Inc.		Management Resources

Ronald W. Osborne	Chairman, SLF Inc. and Sun Life	1999	Audit and Conduct Review[1]
Ontario, Canada	Assurance		Governance
			Management Resources[1]
			Risk Review[1]

Donald A. Stewart	Chief Executive Officer, SLF Inc. and	1999	(none)
Ontario, Canada	Sun Life Assurance

W. Vickery Stoughton	Corporate Director	1999	Governance
California, USA			Management Resources

1	Mr. Osborne is an ex-officio member of these committees.

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ANNUAL INFORMATION FORM 2007

Each director of SLF Inc. has been engaged for more than five years in his or her present principal occupation or in other capacities with the company or organization (or predecessor thereof) in which he or she currently holds his or her principal occupation, except: Mr. Clappison, who prior to December 2005, was the Managing Partner of the Greater Toronto Area office of PricewaterhouseCoopers LLP; Ms. Hoeg, who prior to February 2007, was President and Chief Executive Officer of Corby Distilleries Limited; Mr. Kerr, who prior to August 2006, was Chairman of Falconbridge Limited; Mr. Merin, who prior to September 2005, was President and Chief Operating Officer of Morgan Stanley Investment Management; Mr. Osborne, who prior to December 2003, was President and Chief Executive Officer of Ontario Power Generation Inc.; and Mr. Stoughton, who prior to September 2007 was President and Chief Executive Officer of MagneVu Inc. and prior to February 2003, was Chairman and Chief Executive Officer of Careside, Inc.
Except as disclosed below, no director of SLF Inc. is or has been, in the last 10 years, a director, chief executive officer or chief financial officer of a company that, while that person was acting in that capacity, (a) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (b) was subject to an event that resulted, after that person ceased to be a director, chief executive officer or chief financial officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days. No director of SLF Inc. is or has been, in the last 10 years, a director or executive officer of a company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
(i)	Professor Kesner, a director of SLF Inc., was a director of Harriet & Henderson Yarns, Inc. until May 2003. In July 2003, Harriet & Henderson Yarns, Inc. filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States. Professor Kesner is no longer a director of Harriet & Henderson Yarns, Inc.;

(ii)	Messrs. Ganong and Osborne, directors of SLF Inc., were directors of Air Canada when it filed for protection under the Companies’ Creditors Arrangement Act in April 2003. Air Canada successfully emerged from those proceedings and was restructured pursuant to a plan of arrangement in September 2004. Messrs. Ganong and Osborne are no longer directors of Air Canada;
(iii)	Mr. Stoughton was a director and President and Chief Executive Officer of MagneVu Inc., which filed a voluntary petition under Chapter 7 of the Bankruptcy Code in the United States in September 2007. Mr Stoughton was a director of Careside, Inc. when it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States in October 2002. Mr. Stoughton is no longer a director of Careside, Inc., and is no longer a director or the President and Chief Executive Officer of MagneVu Inc.; and

(iv)	Mr. Osborne was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, Nortel) when on April 10, 2006 the Ontario Securities Commission (OSC) issued a management cease trade order prohibiting all directors, officers and certain other current and former employees of Nortel from trading in securities of Nortel until two business days following receipt by the OSC of all filings required to be made by Nortel pursuant to Ontario securities laws. This order resulted from Nortel’s need to restate certain previously reported financial results and related delays in filing certain of its 2005 financial results. This order was revoked effective June 8, 2006. Mr. Osborne is no longer a director of Nortel.
Audit and Conduct Review Committee
The responsibilities and duties of the Audit and Conduct Review Committee are set out in its charter, a copy of which is attached as Appendix A.
The Board of Directors has determined that each member of its Audit and Conduct Review Committee is independent as defined in the Company’s Director Independence Policy and is financially literate. In the board’s judgment, a member of the Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Company or the auditors of the Company that the member requires, the member is able to read and understand the consolidated financial statements of the Company to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.
The members of the Audit and Conduct Review Committee as of the date of this AIF and their qualifications and education are set out below.
Krystyna T. Hoeg (Chair) received her designation as a Chartered Accountant in Canada in 1980 while working at the firm of Touche Ross. She joined the Allied Domecq group of companies in 1985 and has held a number of senior financial positions with Hiram Walker & Sons Ltd., Hiram Walker — G&W Ltd. and Allied Domecq. In 1996, she was appointed President and Chief Executive Officer

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ANNUAL INFORMATION FORM 2007

of Corby Distilleries Limited, a position she held until February 1, 2007. Ms. Hoeg joined the board of directors and audit committee of Clarica Life Insurance Company (Clarica) in 1999 and was appointed Chair of the Clarica audit committee in 2000. She joined the Board of Directors and the Audit and Conduct Review Committee of SLF Inc. and Sun Life Assurance in 2002 and became a member of the Risk Review Committee in 2004. In 2005, she was appointed Chair of the Audit and Conduct Review Committee. Ms. Hoeg is a director and a member of the audit committee of Ganong Bros. Limited, Samuel, Son & Co., Limited, Shoppers Drug Mart Corporation, Canadian Pacific Railway Limited and Canadian Pacific Railway Company, a trustee and member of the audit committee of Cineplex Galaxy Income Fund, and a member of the Canadian Audit Committee Network.
James C. Baillie is of Counsel at Torys LLP, a law firm. He was called to the Ontario Bar in 1963 and has been with the Torys firm since then, first as an associate, then a partner, then of Counsel. The only exception is his service as Chairman of the Ontario Securities Commission from 1979 to 1981. Mr. Baillie joined the Board of Directors of SLF Inc. and Sun Life Assurance in 2000. He joined the Audit and Conduct Review Committee of SLF Inc. and Sun Life Assurance in 2001 and became a member of the Risk Review Committee in 2003. He was appointed the Chairman of the Risk Review Committee in 2004. He has also served on the board of directors of three of SLF Inc.’s subsidiaries in the United States and was Chairman of their audit committees. Mr. Baillie is the Chair of the Auditing and Assurance Standards Oversight Council, which oversees the Audit and Assurance Standards Board, a national body with the authority and responsibility for setting auditing and assurance standards for the public and private sectors in Canada. He is a director and chairman of the audit committee of Decision Dynamics Technology Ltd., a trustee and a member of the audit committee of Royal Utilities Income Fund and a director of Bridgepoint Health Canada and several other not-for-profit corporations.
John H. Clappison is a Chartered Accountant who joined the firm of Price Waterhouse in 1968. He became a Partner of the firm in 1980 and in 1990 became Managing Partner of the Greater Toronto Area office, a position he continued to hold after the merger of Price Waterhouse with Coopers & Lybrand to form PricewaterhouseCoopers in 1998, until he retired in December 2005. He was appointed a Fellow of the Institute of Chartered Accountants of Ontario in 1988. He has lectured on accounting practices at Ryerson University, the University of Toronto and the Ontario Institute of Chartered Accountants School of Accountancy. Mr. Clappison joined the Board of Directors, the Audit and Conduct Review Committee and the Risk Review Committee of SLF Inc. and Sun Life Assurance in 2006. He is a director and member of the audit committee of Cameco Corporation and Rogers Communications Inc. He is also a director of Summit Energy Holdings LLP and a Trustee of the Shaw Festival Theatre Endowment Foundation and St. Michael’s Hospital Foundation.
Germaine Gibara received her designation as a Certified Financial Analyst in 1984. She received a Masters of Economics and Political Science degree from Dalhousie University and completed the Program for Management Development at Harvard Business School. Ms. Gibara has held senior positions with a number of financial service and resource-based companies, including Alcan Automotive Structures, TAL Global Asset Management Inc. and Caisse de dépôt et placement du Québec. She is President of Avvio Management Inc. Ms. Gibara joined the Clarica board of directors in 1997. She joined the Board of Directors and Risk Review Committee of SLF Inc. and Sun Life Assurance in 2002 and joined the Audit and Conduct Review Committee in 2004. Prior to March 2006, she served as a director of the Auditing and Assurance Standards Oversight Council. Ms. Gibara is a director of the CPP Investment Board, Agrium Inc., Technip, Cogeco Cable Inc. (and was a member of the audit committee until December 2007), Cogeco Inc., and St. Lawrence Cement Inc. (where she also serves on the audit committee).
David W. Kerr received his designation as a Chartered Accountant in Canada in 1969 while working at the firm of Touche Ross. He joined what has become Brookfield Asset Management Inc. group in 1972, serving in various senior financial positions. He is currently Managing Partner, Edper Financial Group. He was President and Chief Executive Officer of Falconbridge Limited (formerly Noranda Inc.) from 1990 to 2002. From 2002 until 2006, he was Chairman of Falconbridge Limited. From 2003 until 2007, he was a director and a member of the audit committee of Shell Canada Limited. Mr. Kerr joined the Board of Directors and Audit and Conduct Review Committee of SLF Inc. and Sun Life Assurance in 2004. He is a director of Brookfield Asset Management Inc., a director and member of the Audit Committee of CanWest Global Communications Corp. and Research in Motion Limited, and a director and Chair of the audit committee of Sustainable Development Technology Canada.
SLF Inc.’s Board of Directors has determined that Ms. Krystyna T. Hoeg is an audit committee financial expert as defined by the SEC. The SEC has indicated that the designation of a person as an audit committee financial expert does not make that person an “expert” for any purpose, or impose any duties, obligations or liabilities on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.

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ANNUAL INFORMATION FORM 2007

Executive Officers

Name and
Province/State and
Country of Residence	Position

Donald A. Stewart Ontario, Canada	Chief Executive Officer

James M.A. Anderson Ontario, Canada	Executive Vice-President and Chief Investment Officer

Thomas A. Bogart Ontario, Canada	Executive Vice-President and General Counsel

Dean A. Connor Ontario, Canada	President, SLF Canada

Kevin P. Dougherty Ontario, Canada	President, Sun Life Global Investments Inc.

Robert W. Mansbridge Ontario, Canada	Executive Vice-President and Chief Information Officer

Richard P. McKenney Ontario, Canada	Executive Vice-President and Chief Financial Officer

Stephan Rajotte Hong Kong	President, SLF Asia

Robert C. Salipante Massachusetts, USA	President, SLF U.S.

Michael P. Stramaglia Ontario, Canada	Executive Vice-President and Chief Risk Officer

Each executive officer of SLF Inc. has held his current position or other senior positions with the Company during the past five years with the following exceptions: Prior to September 2006, Mr. Connor was President, Americas, Mercer Human Resource Consulting (Mercer). Prior to May 2005, he was President, US, Mercer and prior to November 2004 was Chairman and Chief Executive Officer, Canada, Mercer. Prior to April 2005, Mr. Mansbridge was Vice-President, Information Technology, ATI Technologies Inc. Prior to January 2004, he was Senior Vice-President and Chief Information Officer, Celestica Incorporated. Prior to September 2006, Mr. McKenney was Senior Vice-President and Chief Financial Officer, Genworth Financial, Inc. Prior to October 2003, he was Senior Vice-President and Chief Financial Officer, GEI Inc. Prior to September 2006, Mr. Rajotte was Senior Vice-President and General Manager of Asia Pacific Region for the International Division of MetLife, Inc. and prior to July 2005, Vice-President, Sales and Marketing for the International Division of MetLife, Inc. Prior to February
2003, Mr. Salipante was a private consultant and prior to April 2002, he was President and General Manager of ING U.S. Financial Services.
Code of Ethics
Sun Life Financial’s approach to business conduct is based on ethical behaviour, adhering to high business standards, integrity and respect. The Board of Directors sets the “tone from the top” and satisfies itself that senior management sustains a culture of integrity throughout the organization. The Board has adopted the Sun Life Financial Code of Business Conduct that applies to directors, officers and employees, including its Chief Executive Officer, Executive Vice-President and Chief Financial Officer, and Senior Vice-President, Finance. The Sun Life Financial Code of Business Conduct may be accessed on the Sun Life Financial website at www.sunlife.com. It has been filed with securities regulators in Canada and with the SEC and may be accessed at www.sedar.com and www.sec.gov, respectively.
The Risk Review Committee reviews the effectiveness of, and compliance with, the Code of Business Conduct and reports on its review to the Board of Directors on an annual basis. The Governance Committee reviews and makes recommendations to the Board of Directors on amendments to the Code of Business Conduct. No waivers of the Code for directors or executive officers have been granted.
Shareholdings of Directors and Executive Officers
As at December 31, 2007, SLF Inc.’s directors and executive officers, as a group, owned, directly or indirectly, or had voting control or direction over 215,917 Common Shares of SLF Inc., or less than 1% of the total Common Shares outstanding.
Principal Accountant Fees and Services
Audit fees were paid for professional services rendered by the auditors for the audit of Sun Life Financial’s annual consolidated financial statements and segregated funds as well as services provided in connection with statutory and regulatory filings.
The following table displays the fees paid by the Company to its external auditors in the past three years.

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ANNUAL INFORMATION FORM 2007
Audit Fees

	Year Ended December 31
($ millions)	2007	2006	2005

Audit Services	20.8	21.1	13.6
Audit-Related Services	2.0	2.5	3.6
Tax Services	—	0.1	0.6
Other Services	0.2	0.6	0.7

Fees for audit-related services were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual consolidated financial statements and are not reported under the audit services fees category above. These services consisted primarily of reviews of the Company’s internal control reporting preparedness, CFA verifications, employee benefit plan audits and consultations concerning financial accounting and reporting not arising as part of the audit.
Fees for tax services were paid for tax compliance, tax advice and tax planning professional services. These services included the review of original and amended tax returns, assistance with questions regarding tax audits and refund claims, tax planning and advisory services relating to domestic and international taxation.
Other fees were paid for products and services other than the audit fees, audit-related fees and tax fees described above.
Policy for Approval of Auditor Services
SLF Inc. has established a policy requiring pre-approval of services provided by its external auditors, a copy of which is attached as Appendix B. All fees paid to SLF Inc.’s external auditors since the policy was established have been approved by the Audit and Conduct Review Committee in accordance with the policy in effect at the relevant time.
None of the services provided by the Company’s external auditors described above were approved pursuant to the waiver of pre-approval provisions under SEC rules (paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X).
Interests of Experts
Deloitte & Touche LLP, the external auditors of SLF Inc., provided an audit opinion on SLF Inc.’s 2007 Consolidated Financial Statements.
Robert W. Wilson, SLF Inc.’s Appointed Actuary provided an opinion on the value of policy liabilities for SLF Inc.’s consolidated balance sheets at December 31, 2007 and 2006 and the change in the consolidated statements of operations for the years then ended. Mr. Wilson owned beneficially, directly or indirectly, less than 1% of all outstanding securities or other property of SLF Inc. or its affiliates when he prepared that opinion, or after that opinion was prepared, and he does not expect to receive any such securities or other property in excess of that amount in the future.
Regulatory Matters
Sun Life Financial is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business.
Canada
General
SLF Inc. is governed by the Insurance Act. OSFI administers the Insurance Act and supervises the activities of Sun Life Financial. SLF Inc. has all the powers and restrictions applicable to life insurance companies governed by the Insurance Act, which permits insurance companies to offer, directly or through subsidiaries or through networking arrangements, a broad range of financial services, including:
•	banking services,

•	investment counselling and portfolio management,

•	mutual funds,

•	trust services,

•	real property brokerage and appraisal, and

•	merchant banking services.
The Insurance Act requires the filing of annual and other reports on the financial condition of insurance companies, provides for periodic examinations of insurance companies’ affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing certain aspects of insurance companies’ businesses.
OSFI supervises SLF Inc. on a consolidated basis to ensure that it has an overview of activities of SLF Inc. and its consolidated subsidiaries. This consolidated regulation includes the ability to review both insurance and non-insurance activities, whether inside or outside of Canada, conducted by subsidiaries of SLF Inc. and adequate supervisory power to bring about corrective action.
Investment Powers
Under the Insurance Act, a life insurance company must maintain a prudent portfolio of investments, subject to certain overall limitations on the amount it may invest in certain classes of investments, such as commercial loans,

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real estate and stocks. Additional restrictions (and, in some cases, the need for regulatory approvals) limit the type of investments which Sun Life Financial can make in excess of 10% of the voting rights or 25% of the equity of any entity.
Capital and Surplus Requirements
OSFI has established guidelines which set out the framework within which the Superintendent of OSFI will assess whether regulated insurance holding companies and non-operating life companies (collectively, Insurance Holding Companies) are maintaining adequate capital. Under these guidelines, Insurance Holding Companies and certain of their qualified foreign life insurance company subsidiaries (significant foreign life subsidiaries), are not subject to the Minimum Continuing Capital Surplus Requirements (MCCSR) that apply to Canadian life insurance companies. OSFI’s capital requirements do not establish minimum or targeted capital requirements for Insurance Holding Companies. Rather, Insurance Holding Companies, such as SLF Inc., are expected to manage their capital in a manner commensurate with their risk profile and control environments. Significant foreign life subsidiaries are not subject to the MCCSR rules, but are expected to comply with the capital adequacy requirements imposed in the foreign jurisdictions in which they operate. For the purposes of determining available capital, an Insurance Holding Company will deduct the capital of its significant foreign life subsidiaries and then add back any excess capital or deduct any capital deficit of such subsidiaries, based upon the capital adequacy rules of the jurisdictions in which those subsidiaries operate (see Regulatory Matters — United States). The Company’s principal operating life insurance company in the United States, Sun Life Assurance Company of Canada (U.S.), is qualified as a significant foreign life subsidiary.
Sun Life Assurance continues to be subject to the MCCSR rules on a consolidated basis. The MCCSR calculation involves applying quantitative factors to specific assets and liabilities, as well as to certain off-balance sheet items, based on the following risk components: (i) asset default risk, (ii) mortality/morbidity and lapse risk, (iii) interest margin pricing risk, (iv) changes in interest rate environment risk, (v) segregated fund guarantee risk, and (vi) off-balance sheet activity exposure. The total capital required is the sum of the capital required calculated for each of the six risk components referred to above. OSFI uses this total, in conjunction with the amount calculated as available capital, together with other considerations, in assessing the capital adequacy of Canadian life insurance companies. OSFI generally expects Canadian life insurance companies to maintain a minimum MCCSR of 150% or greater, based on the risk profile of the relevant insurance company. Sun Life Assurance’s MCCSR ratio as at December 31, 2007 exceeded the levels that would require any regulatory or corrective action.
The principal elements used to calculate available capital for Insurance Holding Companies and for Canadian life insurance companies include common shares, contributed surplus, retained earnings, reported surplus, unamortized deferred realized and unrealized gains and certain losses on investments not taken into account in the valuation of liabilities, a certain portion of actuarial liabilities related to future policyholder termination dividends, preferred shares, qualifying innovative capital instruments and subordinated debt. Funds raised by Insurance Holding Companies or Canadian life insurance companies through borrowing or issuing securities are treated as different categories of available capital, depending on the characteristics of the instrument issued.
Insurance Holding Companies and Canadian life insurance companies must then reduce the amount of their available capital by the aggregate of their goodwill and controlling interests in non-life financial corporations, non-controlling substantial investments in corporations, a portion of negative policy reserves and cash value deficiencies and reserves on reinsurance ceded to unregistered reinsurers. OSFI may require that a higher amount of capital be available, taking into account such factors as operating experience and diversification of asset or insurance portfolios. OSFI may intervene and assume control of an Insurance Holding Company or a Canadian life insurance company if it deems the amount of available capital insufficient. Capital requirements may be adjusted by OSFI in the future as experience develops, the risk profile of Canadian life insurers changes, or to reflect other risks.
Restrictions on Dividends and Capital Transactions
The Insurance Act prohibits the declaration or payment of dividends on shares of an Insurance Holding Company or a Canadian life insurance company if there are reasonable grounds for believing the company does not have, or the payment of the dividend would cause the company not to have, adequate capital or liquidity.
The Insurance Act also prohibits the purchase for cancellation of shares issued by an Insurance Holding Company or a Canadian life insurance company or the redemption of redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have, or the payment would cause the company not to have, adequate capital or liquidity. Further, any purchase for cancellation of any shares issued by an Insurance Holding Company or a Canadian life insurance company or the redemption of redeemable shares or similar capital transactions is prohibited without the prior approval of the Superintendent of OSFI.
Restrictions on Ownership
The Insurance Act contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of an insurance company. Pursuant to these restrictions:
•	No person is permitted to acquire any shares of SLF Inc. if the acquisition would cause the person to have a “significant interest” in any class of shares of

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ANNUAL INFORMATION FORM 2007

SLF Inc., without the prior approval of the Minister of Finance of Canada.

•	SLF Inc. is not permitted to record any transfer or issue of shares of SLF Inc. if the transfer or issue would cause the person to have a significant interest in SLF Inc., unless prior approval is obtained from the Minister of Finance of Canada.

•	No person who has a significant interest in SLF Inc. may exercise any voting rights attached to the shares held by that person, unless prior approval of the Minister of Finance of Canada is obtained. A person has a significant interest in a class of shares where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and any person acting jointly or in concert with that person exceeds 10% of all of the outstanding shares of that class of shares.
Under the Insurance Act, the Minister of Finance, Canada may approve only the acquisition of a significant interest of up to 30% of any class of non-voting shares and up to 20% of a class of voting shares, provided that the person acquiring those shares does not have direct or indirect influence over SLF Inc. that, if exercised, would result in that person having control in fact of SLF Inc. In addition, the Insurance Act prohibits life insurance companies, including SLF Inc., from recording a transfer or issuing shares of any class to Her Majesty in right of Canada or of a province, an agent of Her Majesty, a foreign government or an agent of a foreign government.
SLF Inc. is required to continue to control, but not wholly own, Sun Life Assurance. Any shares of Sun Life Assurance that are not owned by SLF Inc. are required to meet the widely held criteria (no individual may own more than 10% of any class of shares without prior approval of the Minister of Finance, Canada). The 20% limit on voting share ownership and 30% limit on non-voting share ownership apply to the direct and indirect cumulative ownership of Sun Life Assurance, with the effect that no single investor will be able to use the holding company structure to exceed the ownership restrictions.
Appointed Actuary
In accordance with the Insurance Act, SLF Inc.’s Board of Directors has appointed a Fellow of the Canadian Institute of Actuaries as its “Appointed Actuary”. The Appointed Actuary must provide an opinion on:
•	the value of the Company’s consolidated policy liabilities as at the end of each period in accordance with accepted actuarial practices, including the selection of appropriate assumptions and methods,

•	whether the amount of policy liabilities makes appropriate provisions for all obligations to policyholders, and

•	whether the valuation of liabilities is fairly presented in the consolidated financial statements.
The Insurance Act requires that the Appointed Actuary meet with the Board of Directors or the Audit and Conduct Review Committee at least once in each financial year to report, in accordance with accepted actuarial practice, on the Company’s financial position and its expected future financial condition. The Appointed Actuary must report to the Chief Executive Officer and the Chief Financial Officer of SLF Inc. if the Appointed Actuary identifies any matters which, in the Appointed Actuary’s opinion, could have material adverse effects on the financial condition of SLF Inc.
Provincial/Territorial Insurance Regulation
Sun Life Financial is subject to provincial regulation and supervision in each province and territory in Canada in which it carries on business. Provincial insurance regulation is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance producers. Individual variable insurance and annuity products and the underlying segregated funds to which they relate are subject to guidelines adopted by the Canadian Council of Insurance Regulators and incorporated by reference into provincial insurance regulations. These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. Sun Life Financial is licensed to transact business in all provinces and territories in Canada.
Privacy of Customer Information
Canadian federal, and some provincial, laws and regulations require financial institutions to protect the security and confidentiality of customer information and to notify customers about their policies and practices relating to their collection and disclosure of customer information and their policies relating to protecting the security and confidentiality of that information. These laws also regulate disclosure of customer information.
Anti-Money Laundering Legislation
The Proceeds of Crime (Money Laundering) and Terrorist Financing Act, Canada, contains measures to assist in detecting, deterring, and facilitating the investigation of money laundering and terrorist financing offences. This legislation and the associated regulations impose reporting, record keeping and “know your customer” obligations on SLF Inc. and certain of its subsidiaries.
Securities Laws
Certain of SLF Inc.’s subsidiaries, including McLean Budden Limited and Sun Life Financial Investment Services (Canada) Inc., certain of their employees or sales representatives and certain of the products offered by these subsidiaries are registered with provincial and territorial securities commissions and are subject to

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regulation and supervision under securities laws in each of the provinces and territories of Canada.
United States
General Regulation at the State Level
In the United States, each state, the District of Columbia, and U.S. territories and possessions have insurance laws that apply to companies licensed to carry on an insurance business in the jurisdiction. However, the state of domicile of the insurer is the primary regulator of the company. Most jurisdictions have laws and regulations governing the financial aspects of insurers, including standards of solvency, reserves, reinsurance, capital adequacy and the business conduct of insurers. In addition, the laws of the various states establish state insurance departments with broad administrative powers to approve policy forms and related materials and, for certain lines of insurance, approve rates, grant and revoke licenses to transact business, regulate trade practices, license agents, require statutory financial statements, and prescribe the type and amount of investments permitted. The primary purpose of such regulation by the state insurance departments is for the benefit of policyholders, rather than shareholders.
Insurance companies are required to file detailed annual and quarterly financial statements with state insurance regulators in each of the states in which they are licensed, and their business and accounts are subject to examination by such regulators at any time. Regulators have discretionary authority, in connection with the continued licensing of life insurance companies, to limit or prohibit the ability to issue new policies if, in their judgment, the regulators determine that an insurer is not maintaining minimum statutory surplus or capital or if the further transaction of business would be detrimental to policyholders. As part of their routine oversight process, state insurance departments conduct detailed examinations periodically (generally every three to five years) of the books, records, accounts and market conduct of insurance companies domiciled in their states. Market conduct reviews examine, among other things, content of disclosures, illustrations, advertising, sales practices and complaint handling. Examinations are sometimes conducted in cooperation with the departments of other states under guidelines published by the National Association of Insurance Commissioners (NAIC).
SLF Inc. is not regulated as an insurance company in the United States. SLF Inc. is the direct or indirect owner of the capital stock of Sun Life Assurance and several U.S. insurance subsidiaries that are regulated as insurance companies in the United States, and which are therefore subject to the insurance holding company laws and regulations in the states in which they are domiciled (or deemed to be commercially domiciled), except for SLF Inc.’s Vermont domestic insurance company. Most states have enacted legislation that generally requires each insurer that is domiciled therein and that is a member of a holding company system to register with the insurance regulatory authority of that state and, annually, to furnish those authorities certain reports including information concerning capital structure, ownership, financial condition, certain intercompany transactions and general business operations.
SLF Inc.’s U.S. insurance subsidiaries are domiciled in Connecticut, Delaware, New York, Rhode Island, Texas and Vermont. Michigan is Sun Life Assurance’s “state of entry” and it is treated as Sun Life Assurance’s state of domicile in the United States for purposes of the insurance holding company laws. Under most states’ holding company laws, transactions within the holding company system to which the domestic insurer is a party must be fair and equitable and such insurer’s policyholder surplus following any such transaction must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Most states require prior regulatory approval of the change of control of the domestic insurer or an entity that controls the domestic insurer and prior notice or regulatory approval of material intercorporate transfers of assets or other material affiliate transactions to which a domestic insurer is a party. Generally, under such laws, a state insurance authority must approve in advance the direct or indirect acquisition of 10% or more of the voting securities of an insurance company domiciled in the state.
Sun Life Assurance is licensed to transact business through its U.S. branch in every state in the United States (except New York, where it is an accredited reinsurer), the District of Columbia, Puerto Rico and the U.S. Virgin Islands. SLF Inc.’s U.S. insurance subsidiaries are, collectively, licensed to transact business in all states, the District of Columbia, Puerto Rico and the U.S. Virgin Islands.
Restrictions on Dividends
The U.S. insurance holding company system laws and regulations of various states regulate the amount of dividends that an insurance company may pay to its parent without prior regulatory approval. In addition, covenants in surplus notes affect SLF Inc.’s Delaware domestic insurance company’s ability to pay dividends by requiring it to maintain certain levels of surplus, and SLF Inc.’s Vermont domestic insurance company is permitted to pay dividends only to the extent that its surplus and capital exceeds specified risk-based capital levels.
NAIC IRIS Ratios
The NAIC has developed a set of financial relationships or “tests” known as the Insurance Regulatory Information System (IRIS) to assist state regulators in monitoring the financial condition of insurance companies and identifying companies that may require special attention or action by insurance regulatory authorities. A second set of confidential ratios, called the Financial Analysis Solvency Tracking System, is also used for monitoring. Insurance companies generally submit data to the NAIC, which in turn analyzes the data using prescribed financial data

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ratios, each with defined “usual ranges”. Generally, if four or more of an insurance company’s ratios fall outside the usual ranges, regulators will begin to investigate or monitor the company. Regulators have the authority to impose remedies ranging from increased monitoring to certain business limitations with various degrees of supervision. For the 12 months ended December 31, 2006, the most recent period for which results are currently available, Sun Life Assurance’s U.S. branch and SLF Inc.’s U.S. insurance subsidiaries were primarily within the usual ranges for most of the IRIS ratios. Management believes that the ratios which were outside the usual range did not indicate any adverse solvency issues.
Statutory Investment and Other Valuation Reserves
Under NAIC rules, life insurance companies must maintain an asset valuation reserve (AVR), supplemented by an interest maintenance reserve. These reserves are recorded for purposes of statutory accounting practices; they are not recorded under the provisions of Canadian GAAP and therefore have no impact on SLF Inc.’s reported results of operations or financial position. These reserves affect the determination of statutory surplus, and changes in such reserves may affect the ability of a U.S. insurance subsidiary to pay dividends or other distributions to its parent and also may affect the amounts required to be maintained in trust by Sun Life Assurance’s U.S. branch (see discussion below under “Minimum Statutory Surplus and Capital”). The impact of the AVR, which is a provision for potential asset credit defaults, will depend upon future composition of the investment portfolios of Sun Life Assurance’s U.S. branch and SLF Inc.’s U.S. life insurance subsidiaries.
Michigan insurance law and the laws of several other states require life insurance companies to analyze the adequacy of their reserves annually. The appointed actuary for Sun Life Assurance’s U.S. branch must submit an opinion that such reserves, when considered in light of the assets held with respect to those reserves, make adequate provision for Sun Life Assurance’s associated contractual obligations and related expenses. The appointed actuary for each of the U.S. life insurance subsidiaries is required to submit a similar annual opinion. If such opinion cannot be provided, the affected insurer must set up additional reserves by moving funds from surplus.
In 1998, the NAIC revised its “Valuation of Life Insurance Policies Model Regulation” to change the minimum statutory reserve requirements for certain new individual life insurance policies issued after January 1, 2000. These reserve standards have been enacted by most of the states. As a result, insurers selling certain individual life insurance products such as term life insurance with guaranteed premium periods and universal life products with secondary guarantees may need to adjust reserves and/or shorten guarantee periods. The NAIC has recently adopted revisions to certain actuarial guidance related to this model regulation that reduced its impact with respect to new policies issued after January 1, 2007.
Risk-based Capital Requirements
The NAIC adopted a model law to implement risk-based capital (RBC) requirements for life, health, and property and casualty insurance companies. All states have adopted the NAIC’s model law or a substantially similar law. The RBC calculation, which regulators use to assess the sufficiency of an insurer’s capital, measures the risk characteristics of a company’s assets, liabilities and certain off-balance sheet items. RBC is calculated by applying factors to various asset, premium and liability items. Within a given risk category, these factors are higher for those items with greater underlying risk and lower for items with lower underlying risk. Insurers that have less statutory capital than the RBC calculation requires are considered to have inadequate capital and are subject to varying degrees of regulatory action depending upon the level of capital inadequacy. Management believes that the RBC ratios for Sun Life Assurance’s U.S. branch and SLF Inc.’s U.S. insurance subsidiaries as of December 31, 2007, exceeded the levels that would require any regulatory or corrective action.
Minimum Statutory Surplus and Capital
Sun Life Assurance’s U.S. branch and SLF Inc.’s U.S. life insurance subsidiaries are required to have minimum statutory surplus and capital of various amounts, depending on the state in which they are licensed and the types of business they transact.
Sun Life Assurance’s U.S. branch is required to maintain a certain amount of assets in trust with a financial institution acceptable to the Michigan Insurance Commissioner in an amount at all times at least equal to the sum of the U.S. branch’s reserves and other liabilities, the minimum required capital and surplus and any additional amounts considered necessary by the Michigan Insurance Commissioner to cover Sun Life Assurance’s liabilities, plus a portion of its surplus in the United States. These assets are generally only available to meet the policyholder obligations of Sun Life Assurance to its U.S. policyholders, claimants and other U.S. branch creditors. Amendments to the trust agreement must be approved by the Michigan Insurance Commissioner. Management believes that as at December 31, 2007, Sun Life Assurance’s U.S. branch had assets in trust in excess of Michigan’s requirements for branches of alien insurers.
Regulation of Investments
Sun Life Assurance’s U.S. branch and SLF Inc.’s U.S. insurance subsidiaries are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below-investment-grade fixed income securities, equity real estate and equity investments. Failure to comply with these laws and

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regulations would cause investments exceeding regulatory limits to be treated as non-admitted assets for purposes of measuring surplus and, in some instances, would require divestiture of such non-qualifying investments.
Assessments Against Insurers
Insurance guaranty association laws exist in all states, the District of Columbia and Puerto Rico. These laws require insurers doing business in a state to participate in the local association. The associations may levy assessments for policyholder losses incurred by impaired or insolvent insurance companies. Generally, assessments up to certain prescribed limits are based upon the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. A large part of the assessments paid by Sun Life Financial pursuant to these laws may be used as credits for a portion of its U.S. premium taxes.
General Regulation of Insurance at the Federal Level
Although the U.S. federal government does not directly regulate the insurance business, federal legislation and administrative policies in several areas affect the insurance business, including pension regulation, age and sex discrimination, investment company regulation, financial services regulation and federal taxation. For example, the U.S. Congress has, from time to time, considered legislation related to the deferral of taxation on the accretion of value within certain annuities and life insurance products, limitations on antitrust immunity, the alteration of the federal income tax structure and the availability of 401(k) or individual retirement accounts. In addition, legislation has been introduced from time to time in recent years which, if ever enacted, could result in the U.S. federal government assuming a more direct role in the regulation of the insurance industry.
During 2007, legislation entitled the National Insurance Act of 2007 was introduced in the U.S. House of Representatives and the U.S. Senate. This legislation is pending and, like similar legislation introduced in 2006, would allow insurers to choose between being regulated by a single federal regulator or to remain regulated by the states.
During 2007, legislation entitled the Retirement Security for Life Act of 2007 was introduced in the U.S. House of Representatives and the U.S. Senate. This legislation is pending and, like similar legislation introduced in prior years, would provide an income tax incentive that would encourage retirees to choose annuities that provide for lifetime income.
Title III of the USA PATRIOT Act of 2001 (PATRIOT Act) amended the Money Laundering Control Act of 1986 and the Bank Secrecy Act of 1970 to expand anti-money laundering and financial transparency laws to apply to financial institutions, including some categories of insurance companies. The PATRIOT Act, among other things, seeks to promote cooperation among financial institutions, regulators and law enforcement entities in identifying parties that may be involved in terrorism, money laundering or other illegal activities. To the extent required by applicable laws and regulations, the subsidiaries of SLF Inc. that are deemed “financial institutions” under the PATRIOT Act have adopted anti-money laundering programs that include policies, procedures and controls to detect and prevent money laundering, designate a compliance officer to oversee the program, provide for on-going employee training, and ensure periodic independent testing of the program. On November 3, 2005, the U.S. Treasury Department issued final regulations applicable to the insurance industry. Effective May 2, 2006, these regulations required insurance companies issuing “covered products” to implement anti-money laundering programs and file suspicious activity reports with the U.S. Treasury Department. Sun Life Assurance and SLF Inc.’s U.S. insurance subsidiaries issue covered products and have taken steps to comply with the new rules. It is anticipated that the U.S. Treasury Department will issue regulations requiring insurance companies to establish and enforce customer identification programs in early 2008.
On September 25, 2007, the Internal Revenue Service (IRS) announced its intention to issue regulations with respect to certain computational aspects of the dividends-received deduction (DRD) on separate account assets held in connection with variable annuity contracts. Revenue Ruling 2007-61 suspended Revenue Ruling 2007-54, issued on August 16, 2007, that purported to change accepted industry and IRS interpretations of the statutes governing computational questions impacting the DRD. New DRD regulations that the IRS proposes for issuance on this matter will be subject to public comment, at which time the insurance industry and other interested parties will have the opportunity to raise comments and questions about the content, scope and application of new regulations. The timing, substance and effective date of the new regulations are unknown, but they could result in the elimination of some or all of the separate account DRD tax benefit that the Company ultimately receives. For the year ended December 31, 2007, the Company recorded a benefit of $13 million related to the separate account DRD.
Privacy of Customer Information
U.S. federal and state laws require financial institutions to protect the security and confidentiality of customer information and to notify customers about their policies and practices relating to their collection, use, and disclosure of customer information and their policies relating to protecting the security and confidentiality of that information. U.S. federal and state laws also regulate disclosure of customer information. The U.S. Congress and state legislatures are considering additional laws and regulations to further protect customer information.

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Securities Laws
Certain subsidiaries of SLF Inc. and certain policies and contracts offered by these subsidiaries are subject to various levels of regulation under U.S. federal securities laws administered by the SEC and under certain state securities laws.
The investment advisory activities of SLF Inc.’s U.S. subsidiaries are subject to federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders. MFS and certain of SLF Inc.’s other U.S. subsidiaries are investment advisors registered under the Investment Advisers Act of 1940, as amended (Investment Advisers Act), and, as such, are regulated by and subject to examination by the SEC. The Investment Advisers Act imposes numerous obligations on registered investment advisors, including fiduciary duties, record keeping and reporting requirements, operational requirements and disclosure obligations. The SEC is authorized to institute proceedings and impose sanctions for violations of the Investment Advisers Act, ranging from censure to limitations on the investment advisor’s activities to termination of an investment advisor’s registration. Certain investment companies managed by such subsidiaries, including the MFS funds, are registered with the SEC under the Investment Company Act of 1940, as amended, and are subject to the Securities Exchange Act of 1934, as amended (Exchange Act), and the shares of certain of these entities are registered under the Securities Act of 1933, as amended (Securities Act), and are qualified for sale in certain states in the United States and the District of Columbia and in certain foreign countries.
Certain annuity contracts and insurance policies issued by SLF Inc.’s U.S. subsidiaries are registered under the Securities Act. Sun Life Assurance Company of Canada (U.S.) files periodic reports with the SEC under the Exchange Act. Certain of SLF Inc.’s U.S. subsidiaries are registered as broker-dealers under the Exchange Act and are subject, for example, to the SEC’s net capital rules, and are members of, and subject to regulation by, the Financial Industry Regulatory Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). Certain other U.S. subsidiaries of SLF Inc. are registered as transfer agents under the Exchange Act.
Certain U.S. subsidiaries of SLF Inc. issue fixed index annuities which are not required to be registered under the Securities Act. However, the SEC has been considering whether fixed index annuities should continue to be excluded from registration requirements. In August 2005, the NASD recommended that, due to this uncertainty, broker-dealers should consider supervising their representatives’ sales of such products. Sun Life Financial is closely monitoring these developments.
United Kingdom
Insurance Regulation
SLF Inc.’s U.K. life insurance subsidiary, Sun Life Assurance Company of Canada (U.K.) Limited (Sun Life (U.K.)) carries on certain regulated activities as principal and by way of business in the United Kingdom in relation to long-term contracts of insurance and, therefore, is required to be authorized and regulated under the Financial Services and Markets Act 2000 (FSM Act) by the Financial Services Authority (FSA). All insurance companies authorized under the FSM Act are required to conduct their business in accordance with the senior management arrangements, systems and controls, prudential and conduct of business rules and guidance set out in the FSA Handbook of Rules and Guidance (FSA Handbook), including the Principles for Businesses contained in the High Level Standards of the FSA Handbook. These include a requirement for firms, including insurance companies authorized under the FSM Act, to maintain systems, procedures and controls appropriate to the nature, scale and complexity of their business, to conduct their business with due regard to the interests of their customers and to treat them fairly. Insurance companies that are authorized under the FSM Act are also required under the General Prudential Sourcebook (‘GENPRU’) and the Prudential Sourcebook for Insurers (‘INSPRU’) (which are part of the FSA Handbook) to file their accounts and balance sheets and other information in the prescribed form with the FSA on an annual basis (with certain information now required to be submitted semi-annually). The regulatory requirements determined at the European Union level are also enacted in the United Kingdom. As a member of the European Union, the United Kingdom is subject to European regulation and a number of relevant European Commission Directives that have been published. While being authorized and regulated by the FSA, Sun Life (U.K.) is also required to comply with the conduct of business standards of the Irish Financial Services Regulatory Authority (IFSRA) in respect of the Company’s book of Irish policies, which are in run-off.
Long-term Assets and Liabilities
In accordance with the FSA rules set out in the Handbook, Sun Life (U.K.) is required to maintain a separate account and records in respect of its long-term insurance business and to apply the assets and liabilities attributable to its long-term insurance business to a long-term insurance fund, separate from the assets and liabilities attributable to its non-life insurance business, if any, or to shareholders. Within its long-term insurance fund, Sun Life (U.K.) maintains separate sub-funds in respect of assets and liabilities attributable to its participating insurance business and to its non-participating insurance business, respectively. The FSA rules set out in the INSPRU impose restrictions on Sun Life (U.K.) from applying assets attributable to its long-term insurance business for purposes other than its long-term business.

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Capital Resources Requirements
The FSA requires that insurance companies authorized under the FSM Act satisfy the capital resource requirements set out in the INSPRU. The INSPRU requires insurers to meet the higher of two capital adequacy standards. The first is the long-term insurance capital requirement, which is prescriptive and based on European Commission minimum solvency requirements. The second is the individual capital adequacy framework, which requires each insurer to self-assess what an appropriate amount of capital would be for their business to hold, taking into account the various risks that the insurer faces. The FSA reviews this self-assessment and gives the insurance company individual capital guidance (i.e. the amount of any additional capital the FSA believes the company should hold), where appropriate.
Failure to maintain adequate capital resources is one of the grounds on which the FSA may exercise its wide powers of intervention provided for in the FSM Act. Currently, Sun Life (U.K.) meets its capital resources requirements in the United Kingdom.
Restrictions on Dividends and Capital Transactions
Insurance companies in the United Kingdom are subject to the provisions of the Companies Act 1985 governing the payment of dividends, which prevent any distribution by a company except out of profits available for this purpose. In addition, Sun Life (U.K.) is prohibited from transferring any assets maintained in the account for participating policies to its shareholders and can only pay dividends out of non-participating surplus once this has been transferred from the long-term fund to the shareholders’ fund after the annual valuation.
Financial Ombudsman Service
The FSM Act provides for the establishment of an Ombudsman service to provide consumers with a free, independent service to enable disputes with financial firms to be resolved. The rules defining how the Financial Ombudsman Service (FOS) operates are written by the FSA, however, although the two organizations operate closely together, they are operationally independent. The FOS is funded partly by a statutory levy on authorized firms and partly by a case fee in respect of cases referred to it.
Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS) established under the FSM Act provides for the protection of certain individual financial services customers in the United Kingdom who may be affected by the inability of financial services companies, including insurance companies, who carry on regulated business in the United Kingdom to meet their liabilities. The FSCS is funded by statutory levies on authorized and regulated companies.
Intervention
The FSA has extensive powers to intervene in the affairs of an authorized insurance company. These include the power to fine the insurance company and to vary or cancel its permission to carry on regulated activities in the United Kingdom, to require information or documents and to investigate the business of the insurance company and to require the company to take appropriate actions in order to satisfy required threshold conditions for authorization. In addition, the FSA operates its Approved Persons regime wherein named individuals are approved by the FSA to perform certain defined functions. They are required to adhere to specific principles of behaviour and may be subject to a range of censures for breaches of these principles.
Regulatory Methodology
The FSA has adopted a risk and principles based regulatory methodology. Where possible its focus is towards the outcomes achieved by firms and individuals, rather than primarily applying a prescriptive, rules-based regime to regulate processes. A notable example of this emphasis is the FSA’s ‘Treating Customer’s Fairly’ initiative. During 2008 the FSA will assess directly supervised firms to determine their progress at embedding this principle within their operations and culture. The FSA has begun to integrate existing principles and rules into its supervisory framework through its reform of the Conduct of Business Sourcebook. This also implements the requirements of the Markets in Financial Instruments Directive within the United Kingdom. This principles-based regulatory framework may result in some additional uncertainty for regulated firms, and the FSA is working with the industry to ensure that guidance is available to assist regulated firms to comply with its principles.
The current major future reform proposal is the European Union’s Solvency II Directive. This would implement a far-reaching change to insurance companies’ regulatory framework. The intention is to implement firm-specific and risk-based solvency requirements to better reflect the risks that companies face. There is potential for reduced capital requirements where firms can demonstrate appropriate risk management systems and sound internal controls. This would also amend the current supervisory system so that it is consistently implemented across all member states. The preliminary work for this reform has commenced although it is expected that Solvency II will not be implemented until 2012.
Other Jurisdictions
In each of the countries in which subsidiaries or joint ventures of Sun Life Financial operate, local regulatory authorities supervise and monitor their business and financial condition. In a number of countries, certain insurance subsidiaries or joint ventures are required to

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meet specific minimum working and regulatory capital requirements.
Risk Factors
The risks inherent in Sun Life Financial’s operations and its risk management framework are described in SLF Inc.’s 2007 MD&A under the heading “Risk Management”. In addition, the following risk factors have been identified by management as those which may affect one or more of Sun Life Financial’s reportable business segments. These risk factors should be considered in conjunction with the other information in this AIF and the documents incorporated by reference in this AIF.
Equity Market Risk
Declines and volatility in equity markets could have an adverse effect on Sun Life Financial’s business and profitability in several ways. Equity market declines or volatility could occur as a result of general market volatility or as a result of specific social, political or general economic events.
Significant declines or volatility in equity markets could have a negative impact on sales of variable insurance and annuity products, and increase surrenders of existing policies.
Sun Life Financial derives a portion of its revenue from fee income generated by its wealth management business and through fee income levied on account balances on certain insurance and annuity contracts, which is assessed as a percentage of assets under management and, therefore, varies directly with the value of such assets. Accordingly, fluctuations in the market value of such assets may result in fluctuations in Sun Life Financial’s revenue and net income.
Certain of Sun Life Financial’s variable annuity products contain guarantees which may be triggered upon death, maturity, withdrawal or annuitization, depending on the market performance of the underlying funds. Sun Life Financial has also assumed some risk through reinsurance transactions, with respect to certain variable annuity policies issued in the United States by other insurance companies. The cost of providing these guarantees increases under adverse market conditions. Sun Life Financial has implemented various measures aimed at reducing the impact of these potential adverse market developments. These include certain economic hedging programs, the establishment of reserve provisions and entering into reinsurance arrangements whereby a portion of this risk is ceded to third-party reinsurers. However, as exposures are not fully hedged and other factors (such as basis risk, model risk, operational risk, counterparty risks and market conditions) may impact the cost, effectiveness or availability of these programs, the net increased cost of providing these guarantees under unfavourable market scenarios could have an adverse effect on Sun Life Financial’s financial position and results of operations.
Sun Life Financial also has direct exposure to equity markets as a result of the investments supporting surplus and employee benefit plans. Fluctuations in the market value of those assets could result in fluctuations in profitability.
Sun Life Financial is exposed to certain equity market-related risks associated with its fixed index annuity products that provide for the crediting of interest at rates related to the performance of various equity indices. A substantial decline in the applicable index could prompt holders of fixed index annuities to surrender their policies prior to maturity. While fixed index annuity policies typically provide for early surrender charges and restrictions, nevertheless an increase in surrenders in such annuities could have an adverse effect on Sun Life Financial.
Interest Rate Risk
Movements in interest rates could have an adverse effect on Sun Life Financial’s business and profitability in several ways. Interest rate volatility could occur as a result of the general market volatility or as a result of specific social, political or general economic events.
Significant changes or volatility in interest rates could have a negative impact on sales of certain insurance and annuity products, and adversely impact the expected pattern of surrenders on existing policies.
Many of Sun Life Financial’s products contain explicit or implicit guarantees and, if long-term interest rates fall below those guaranteed rates, Sun Life Financial may be required to increase reserves against losses, thereby adversely affecting earnings. Interest rate changes can also cause compression of net spread between interest earned on investments and interest credited to policyholders, thereby adversely affecting Sun Life Financial’s earnings. Rapid declines in interest rates may result in, among other things, increased asset calls, mortgage prepayments and reinvestment at significantly lower yields; which could adversely affect earnings. Rapid increases in interest rates may result in, among other things, increased surrenders which may force Sun Life Financial to sell investment assets at a loss in order to fund such surrenders and accelerate recognition of certain acquisition expenses. In addition, an interest rate sensitivity mismatch between assets and the liabilities they are designated to support could result in adverse exposure to interest rate changes. While Sun Life Financial has established hedging programs and its annuity and protection products often contain surrender mitigation features, interest rate movements could have a net adverse effect on Sun Life Financial’s financial position and results of operation.
Sun Life Financial also has direct exposure to interest rates as a result of the investments supporting surplus and

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employee benefit plans. Fluctuations in the market value of those assets could result in fluctuations in profitability.
Credit Risk
Sun Life Financial is subject to credit risk arising from the uncertainty associated with the continued ability of debtors or counterparties to make timely payments pursuant to the contractual terms underlying debt or derivative instruments. Although Sun Life Financial holds predominantly investment-grade bonds and first mortgages, and believes that it maintains prudent issuer diversification, a major economic downturn could result in issuer defaults or downgrades, including downgrades of guarantors and monoline insurers, potentially leading to increased provisions for losses and capital requirements.
Movements in credit spreads could have an adverse impact on Sun Life Financial in the asset liability portfolios where the spread durations of the assets and liabilities are not matched. When credit spreads widen, some portfolios will incur liquidation risk; when credit spreads narrow, some portfolios will incur reinvestment risk.
Liquidity Risk
Liquidity risk is the risk that an institution is unable to generate the cash required to fund its obligations in a timely and cost effective manner. Sun Life Financial’s funding obligations arise in connection with the payment of policyholder benefits, expenses, asset purchases and investment commitments. Sources of available cash flow include general fund premiums and deposits, investment-related inflows (maturities, investment income and proceeds of asset sales) and proceeds generated from financing activities.
Under stress conditions, significant increases in funding obligations can occur in conjunction with material reductions in cost effective sources of available cash inflow. In particular, adverse stress scenarios would involve significant increases in policyholder cash surrenders and terminations and decreases in the amounts of premiums and deposits being generated by existing and new customers. Adverse capital market conditions may be associated with a material reduction in available market liquidity and clearing prices for expected asset sales and reductions in the level of cash inflows (dividends, interest payments and expected maturities) on continuing portfolio investments. These developments could have an adverse effect on the Company’s financial position and results of operations.
The Company’s risk management polices and procedures set out a wide range of strategies for mitigating this risk. These include close monitoring of asset and liability liquidity and maturity profiles, the establishment of minimum portfolio limits for net liquidity ratios under prescribed stress scenarios, the maintenance of formal liquidity contingency plans and committed financing facilities. At a structural level, liquidity risk is further lessened through a balance sheet profile that reflects a high quality, diversified asset portfolio and a global, well-diversified customer base.
Changes in Legislation and Regulations
Most of Sun Life Financial’s businesses are subject to extensive regulation and supervision. Changes in laws, regulations, or government policies, or in the manner in which those laws, regulations or policies are interpreted or enforced, could have an adverse effect on Sun Life Financial’s business and operations.
For example, under NAIC rules, U.S. insurance companies are entitled to credit for statutory reserves for universal life policies that are reinsured by unaccredited reinsurers to the extent that those obligations are secured by letters of credit, assets held in trust or other acceptable security. Sun Life Financial provides letters of credit and assets in trust as security to support certain affiliated reinsurance transactions related to universal life policies issued by Sun Life Financial in the U.S. Changes in the NAIC rules or in Sun Life Financial’s ability to purchase or renew letters of credit could require Sun Life Financial’s U.S. operations to increase its NAIC statutory reserves, incur higher operating costs or reduce sales of affected products.
Sun Life Financial currently has an effective income tax rate that is lower than the Canadian statutory income tax rate for corporations. This lower effective income tax rate is predominantly the result of lower tax rates on income in foreign jurisdictions and tax exempt investment income. Changes in tax legislation, regulations, tax treaties, jurisprudence, or tax authority interpretations could have an adverse effect on Sun Life Financial’s profitability.
Legal, Regulatory and Market Conduct Matters
Failure to comply with laws, or to conduct Sun Life Financial’s business consistent with changing regulatory or public expectations, could adversely impact Sun Life Financial’s reputation. Sun Life Financial’s business is based on public trust and confidence and any damage to that trust or confidence could cause customers not to buy, or to redeem, Sun Life Financial’s products. Insurance and securities regulatory authorities in certain jurisdictions regularly make inquiries, conduct investigations and administer market conduct examinations with respect to insurers’ compliance with applicable insurance and securities laws and regulations, and certain regulatory authorities, industry groups and rating agencies have developed initiatives regarding market conduct. In recent years, financial services regulators in many of the countries in which Sun Life Financial operates have raised issues and commenced regulatory inquiries, investigations and proceedings with respect to current and past business practices in the financial services industry, and have given

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greater emphasis to the investigation of those practices, including investigations into the payment of commissions and other fees to intermediaries, market timing and late trading in investment funds, sales of mortgage endowment and pension products in the United Kingdom, allegations of improper life insurance pricing and sales practices by life and annuity insurers. Current and future investigations, examinations and regulatory settlements and civil actions arising out of such matters could adversely affect Sun Life Financial’s reputation and its profitability and future financial results. In addition, there is heightened litigation risk generally arising from the conduct of business in certain jurisdictions.
Product Design and Pricing
Sun Life Financial is subject to various risks arising from the design and pricing of its insurance products, including adverse deviations from assumptions used in the pricing of products as a result of uncertainty concerning future investment yields, mortality and morbidity experience, policyholder behaviour, sales levels, expenses and taxes. Although some of Sun Life Financial’s products permit it to increase premiums or adjust other charges and credits during the life of the policy or contract, the adjustments permitted under the terms of the policies or contracts may not be sufficient to maintain profitability, and therefore could have an adverse effect on Sun Life Financial’s results of operations.
Insurance Risk — Mortality, Morbidity and Longevity and Policyholder Behaviour
Sun Life Financial is exposed to the catastrophic risk of natural or man-made disasters such as earthquakes or acts of terrorism, as well as pandemics such as those which could arise from the avian flu. These could result in a significant increase in mortality and morbidity experience above the assumptions used in pricing of products, which could have a material adverse effect on Sun Life Financial’s operations and profitability.
Many of Sun Life Financial’s wealth management products provide benefits over the policyholder’s continued lifetime. Higher than expected ongoing improvements in policyholder life expectancy could therefore increase the ultimate cost of providing these benefits, with a resulting adverse effect on Sun Life Financial’s results of operations.
Most of Sun Life Financial’s products include some form of embedded policyholder option. These could range from simple options relating to surrender or termination to more complex options relating to various embedded benefit and coverage provisions. As the cost associated with providing these benefits can increase under various economic scenarios, this could have an impact on Sun Life Financial’s profitability.
Operations in Asia
The future success of the Company’s businesses in Asia depends in large part on Sun Life Financial’s ability to compete in disparate markets. Among other things, this requires appropriate resources, skills and organization to execute the business strategy. The risks include the availability, depth and retention of resources required for operations, succession planning and project implementation. Competition for talented and skilled employees and executives with local experience may limit Sun Life Financial’s potential to grow its business in Asia as quickly as planned. In addition, regulations are evolving in many markets in Asia and the risk associated with changing regulations is consequently higher.
Sun Life Financial’s joint venture operations in India and China have risks generally associated with joint venture relationships. In particular, the allocation of control among, and continued co-operation between, the joint venture participants may be adversely affected by new or existing regulations in the markets in which the joint ventures operate. A temporary or permanent disruption to these arrangements could have an adverse effect on Sun Life Financial’s results of operations.
Currency Exchange Rate Fluctuations
As an international provider of financial services, Sun Life Financial operates in a number of countries, with revenues and expenses denominated in several local currencies. In each country in which it operates, Sun Life Financial generally maintains the currency profile of its assets so as to match the currency of aggregate liabilities and minimum surplus requirements in that country. This approach provides an operational hedge against disruptions in local operations caused by currency fluctuations. However, changes in exchange rates can affect Sun Life Financial’s net income and surplus when results in local currencies are translated into Canadian dollars.
Competition
The businesses in which Sun Life Financial engages are highly competitive, with several factors affecting Sun Life Financial’s ability to sell its products, including price and yields offered, financial strength ratings, range of product lines and product quality, brand strength and name recognition, investment management performance, historical dividend levels and the ability to provide value-added services to distributors and customers. Sun Life Financial’s products compete not only with those offered by other insurance companies, but with those offered by mutual fund companies, banks, financial planners and other providers. Sun Life Financial has many large and well-capitalized competitors with access to significant resources. Among other things, the competition in these industries throughout the world has resulted in a trend towards the global consolidation of the financial services

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industry including, in particular, the insurance, banking and investment management sectors. To the extent that consolidation continues, Sun Life Financial will increasingly face more competition from large, well-capitalized financial services companies in each jurisdiction in which it operates. There can be no assurance that this increasing level of competition will not adversely affect Sun Life Financial’s businesses in certain countries.
Sun Life Financial reports its results based on Canadian GAAP. Some of the Company’s competitors report on different accounting bases, such as U.S. GAAP. Because of differences in the emergence of reported earnings between different accounting bases, the Company may be at a disadvantage compared to some of its competitors in certain of its businesses.
In Canada, the federal government is reviewing its policies concerning bank and insurance affiliations and the distribution of insurance products through bank branches and may elect to remove the current restrictions on such affiliations or distribution. The ability of banks to affiliate with insurance companies or, in Canada, to distribute insurance products through their branches, may materially adversely affect all of Sun Life Financial’s products by increasing the number and financial strength of potential competitors.
Model Risk
Sun Life Financial utilizes assumptions and complex financial models in various aspects of our business. If the assumptions are erroneous, or data or calculation errors occur in the models, this could result in a negative impact on Sun Life Financial’s results of operations and profitability.
Business Continuity
Sun Life Financial’s businesses are dependent on operational processes and computer and Internet-enabled technology. Although Sun Life Financial has implemented and periodically tests its business continuity, crisis management and disaster recovery plans, a sustained failure of one or more of Sun Life Financial’s key business processes or systems could materially and adversely impact Sun Life Financial’s business and operations, and its employees. In addition, because some of Sun Life Financial’s business processes are performed by third parties and some of Sun Life Financial’s systems interface with and are dependent on third-party systems, Sun Life Financial could experience service interruptions if third-party operations or systems fail or experience interruptions.
Information System Security and Privacy
A serious security breach of Sun Life Financial’s systems or the information stored, processed or transmitted on these systems could damage the Company’s reputation or result in liability. Sun Life Financial retains data used for financial reporting, as well as private and personal information about its customers and employees in its computer and other record retention systems, and also enables customer on-line access to certain products and services. Although Sun Life Financial has implemented extensive security measures to safeguard the confidentiality, integrity and availability of information, it is not possible to fully eliminate security risk. Sun Life Financial may be vulnerable to physical break-ins, computer viruses, system break-ins by hackers, programming and/or human errors, fraud or similar disruptive problems. Such events could have an adverse effect on Sun Life Financial’s results of operations and reputation.
Reinsurance Markets
As part of its overall risk management strategy, Sun Life Financial purchases reinsurance for certain risks underwritten by its various insurance businesses. Market conditions beyond Sun Life Financial’s control determine the availability and cost of this reinsurance protection. Accordingly, Sun Life Financial’s insurance businesses may be forced to incur additional expenses for reinsurance or may not be able to obtain sufficient reinsurance on acceptable terms which could adversely affect the Company’s ability to write future business.
Reinsurance does not relieve Sun Life Financial’s insurance businesses of their direct liability to policyholders and accordingly, Sun Life Financial bears credit risk with respect to its reinsurers. Although Sun Life Financial deals primarily with highly rated reinsurers, a reinsurer’s insolvency, inability or unwillingness to make payments under the terms of its reinsurance agreement could have an adverse effect on Sun Life Financial’s business.
Distribution Channels
Sun Life Financial distributes its products through a variety of distribution channels, including direct sales agents, managing general agents, independent general agents, financial intermediaries, broker-dealers, banks, pension and benefits consultants and other third-party marketing organizations. Sun Life Financial competes with other financial institutions to attract and retain these intermediaries and agents on the basis of products, compensation, support services and financial position. Sun Life Financial’s sales and results of operations could be materially adversely affected if it is unsuccessful in attracting and retaining these intermediaries and agents. In addition, rapid growth in the distribution channels may heighten the risks of market conduct issues referred to in

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ANNUAL INFORMATION FORM 2007

this AIF under the heading “Legal, Regulatory and Market Conduct Matters” and channel conflicts or overlaps.
Dependence on Third Party Relationships
Sun Life Financial has outsourced certain business functions and information technology services to third parties in certain jurisdictions, including Canada and the United Kingdom. An interruption in Sun Life Financial’s continuing relationship with certain of these third parties, the impairment of their reputation or creditworthiness, or failure to provide contracted services could materially and adversely affect Sun Life Financial’s ability to market or service its products. There can be no assurance that Sun Life Financial would be able to find alternate sources for these outsourcing arrangements in a timely manner.
Financial Strength and Credit Ratings
Financial strength ratings represent the opinions of rating agencies regarding the financial ability of an insurance company to meet its obligations under insurance policies. The financial strength ratings of SLF Inc.’s insurance company subsidiaries are a key competitive factor in marketing products and in attracting and retaining agents and distributors. Should the financial strength rating of one or more of those subsidiaries decline, Sun Life Financial’s competitive position could be negatively impacted.
In addition, rating agencies also publish credit ratings for certain of the Sun Life Financial companies, which have an impact on the interest rates paid by those companies on borrowed funds. A downgrade in credit ratings could increase Sun Life Financial’s cost of borrowing and have an adverse effect on its financial condition and results of operations. Further, Sun Life Financial has established financing arrangements that support medium term note programs and the NAIC statutory reserves required for universal life policies issued by Sun Life Assurance in the United States. These financings are treated as operating leverage by the rating agencies. If the rating agencies cease to treat these financings as operating leverage, there may be an adverse impact on Sun Life Financial's ratings.
Mergers and Acquisitions
Sun Life Financial regularly explores opportunities to acquire other financial services companies or parts of their businesses. The success of these acquisitions depends on a number of factors and there is no assurance that Sun Life Financial will achieve its financial or strategic objectives or anticipated cost savings following an acquisition. In particular, Sun Life Financial could experience client losses, surrenders or withdrawals materially different from those it anticipated, as well as experience difficulties in integration or realization of anticipated benefits.
Attracting and Retaining Talent
Competition for qualified employees, including executives, is intense both in the financial services industry and non-financial industries. If Sun Life Financial is unable to retain and attract qualified employees and executives, the results of its operations and financial condition, including its competitive position, could be adversely affected.
Investment Performance
The performance of Sun Life Financial’s investment portfolios depends, in part, upon the level of and changes in interest rates, equity prices, real estate values, the performance of the economy in general, the performance of the specific obligors included in these portfolios and other factors that are beyond Sun Life Financial’s control. Changes in these factors can affect Sun Life Financial’s net investment income in any period, and such changes could be substantial.
In addition, poor investment performance by Sun Life Financial’s wealth management operations could adversely affect net sales or reduce the level of assets under management, potentially negatively impacting Sun Life Financial’s revenues and income. Investment performance, along with achieving and maintaining superior distribution and client services, is critical to the success of Sun Life Financial’s wealth management businesses.
Legal and Regulatory Proceedings
SLF Inc. and its subsidiaries are regularly involved in legal actions, both as a defendant and as a plaintiff. In addition, government and regulatory bodies in Canada, the United States, the United Kingdom and Asia, including provincial and state regulatory bodies, state attorneys general, the SEC, FINRA and Canadian securities commissions, from time to time make inquiries and require the production of information or conduct examinations concerning compliance by SLF Inc. and its subsidiaries with insurance, securities and other laws. Management does not believe that the conclusion of any current legal or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the Company’s financial condition or results of operations.
Additional Information
Additional information including Directors’ and officers’ remuneration and indebtedness, principal holders of SLF Inc.’s securities, securities authorized for issuance under equity compensation plans and interests of informed persons in material transactions, if applicable, is contained in SLF Inc.’s information circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in SLF Inc.’s MD&A and Consolidated Financial Statements for its most recently completed financial year.

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When SLF Inc. is in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities, SLF Inc. will provide to any person one copy of each of the following documents (Disclosure Documents) upon request:
(i)	this AIF and any document or the pertinent pages of any document incorporated by reference herein,

(ii)	SLF Inc.’s comparative consolidated financial statements for its most recently completed financial year with the accompanying auditor’s report,

(iii)	SLF Inc.’s interim consolidated financial statements subsequent to the financial statements for its most recently completed financial year,

(iv)	SLF Inc.’s most recent proxy circular, and

(v)	any other documents incorporated by reference into a preliminary short form prospectus or a short form prospectus.
When SLF Inc. has not filed a preliminary short form prospectus or is not in the course of a distribution, it shall provide copies of any of the foregoing Disclosure Documents subject to its right to require persons who are not security holders to pay a reasonable charge.
Requests for such copies may be sent to the Corporate Secretary of SLF Inc. at 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9. The Disclosure Documents and other additional information related to SLF Inc. are accessible at www.sunlife.com.

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ANNUAL INFORMATION FORM 2007
APPENDIX A — Charter of the Audit and Conduct Review Committee
Purpose
The Audit and Conduct Review Committee is a standing committee of the Board of Directors whose primary functions are to assist the Board of Directors with its oversight role with respect to:
1.	The integrity of financial statements and information provided to shareholders and others.
2.	The Corporation’s compliance with financial regulatory requirements.
3.	The adequacy and effectiveness of the internal control environment implemented and maintained by management.
4.	The qualifications, independence and performance of the External Auditor who is accountable to the Audit and Conduct Review Committee, the Board of Directors and the shareholders.
Membership
The Audit and Conduct Review Committee is comprised of not less than three Directors, including a Committee Chair, appointed by the Board of Directors on an annual basis following each annual meeting.
Each member of the Committee shall be independent as defined in the Director Independence Policy and financially literate. In the Board of Director’s judgment, a member of the Audit and Conduct Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Corporation or the auditors of the Corporation that the member requires, the member is able to read and understand the consolidated financial statements of the Corporation to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.
Any member of the Committee may be removed or replaced at any time by the Board of Directors and the Board of Directors shall fill vacancies on the Committee.
Structure and Operations
A meeting of the Committee may be called at any time by the Non-Executive Chairman of the Board, by the Committee Chair or by two members of the Committee. The Committee meets as frequently as necessary, but not less than four times a year. A quorum at any meeting of the Committee shall be three members and meetings must be constituted so that resident Canadian requirements of the Insurance Companies Act (Canada) are met.
The External Auditor reports to the Committee, receives Notice of, and may attend all Committee meetings. The Committee holds a private session at each regularly scheduled meeting, with the External Auditor without management present and with the Chief Auditor without management or the External Auditor present. The Committee holds a private session with the Chief Actuary periodically. The Committee holds a private session at each regularly scheduled meeting of the Committee members only. The Committee, in consultation with the Non-Executive Chairman of the Board, may engage any special advisors it deems necessary to provide independent advice, at the expense of the Corporation.
On an annual basis, the Committee will review this Charter and the Forward Agenda for the Committee and, where necessary, recommend changes to the Board of Directors for approval. This Charter will be posted on the Corporation’s website and the Committee will prepare a report for inclusion in the annual meeting proxy material. The Committee shall undertake and review with the Board of Directors an annual performance evaluation of the Committee.
Duties and Responsibilities of the Audit and Conduct Review Committee
1.	Reviews with management and the External Auditors the interim unaudited consolidated financial statements and Management’s Discussion and Analysis, including a discussion with the External Auditors of those matters required to be discussed under generally accepted auditing standards applicable to the Corporation.
2.	Reviews the Corporation’s earnings press releases.
3.	Reviews with management and the External Auditors following completion of the annual audit:
(a)	the annual audited consolidated financial statements;
(b)	the External Auditor’s audit of the annual consolidated financial statements and their report;

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(c)	Management’s Discussion and Analysis;
(d)	any significant changes that were required in the external audit plan;
(e)	any significant issues raised with management during the course of the audit, including any restrictions on the scope of activities or access to information; and
(f)	those matters related to the conduct of the audit that are required to be discussed under generally accepted auditing standards applicable to the Corporation.
4.	Receives a report from management of their quarterly and annual review of financial statements, Management’s Discussion and Analysis and earnings press releases and discusses with the Chief Executive Officer and the Chief Financial Officer the certifications relating to financial disclosure and controls that those officers are required by law to file with securities regulatory authorities.
5.	Assures itself that the External Auditor is satisfied that the accounting estimates and judgements made by management, and management’s selection of accounting principles, reflect an appropriate application of generally accepted accounting principles.
6.	Discusses with the Chief Actuary the parts of the annual audited consolidated financial statements prepared by that officer.
7.	Reviews with management and the External Auditor the Corporation’s principal accounting practices and policies.
8.	Reviews the independence of the Chief Auditor and the External Auditor, including the requirements relating to such independence of the laws governing the Corporation and the applicable rules of stock exchanges on which the Corporation’s securities are listed. At least annually, the Committee receives from and reviews with the External Auditor their written statement delineating relationships with the Corporation and, if necessary, recommends that the Board take appropriate action to satisfy itself of the External Auditors’ independence and accountability to the Committee and the Board.
9.	Reviews and approves the Policy Restricting the Use of External Auditors which outlines the services for which the External Auditor can be engaged and the policy regarding the employment of former employees of the External Auditor.
10.	Appraises the performance of the External Auditor and recommends to the Board the appointment or, if so determined by the Committee, the replacement of the External Auditor, subject to the approval of the shareholders.
11.	Determines, reviews and approves the services to be performed by the External Auditor and the fees to be paid to the External Auditors for audit, audit-related and other services permitted by law and in accordance with the policy issued by the Board restricting the use of the External Auditor.
12.	Reviews with the External Auditor and management the overall scope of the annual audit plan, quality control procedures and the resources that the External Auditor will devote to the audit.
13.	Reviews with the External Auditor any regulatory investigations that pertain to the External Auditor.
14.	Requires management to implement and maintain appropriate internal control procedures, and reviews, evaluates and approves the procedures.
15.	Reviews management’s reports on the effectiveness of Sun Life Financial’s disclosure controls and procedures and its internal control over financial reporting
16.	Reviews the attestation by the External Auditor on management’s assessment of the effectiveness of Sun Life Financial’s internal control over financial reporting.
17.	Reviews with management and the Chief Auditor:
(a)	the overall scope of the annual internal audit plan, including its coordination with the External Auditors’ audit plan, and the adequacy of the resources available to the Chief Auditor; and
(b)	the effectiveness of the internal control procedures, including a report thereon received from the Chief Auditor that includes disclosure of any significant changes that were required in the internal audit plan and any significant issues raised with management during the course of the internal audit, including any restrictions on the scope of activities or access to information.
18.	Reviews investments and transactions that could adversely affect the well-being of the Corporation as the External Auditors or management may bring to the attention of the Committee, and meets with the External Auditor to discuss any such investments and transactions.
19.	Reviews, and discusses with the External Auditor and the Chief Actuary such reports and regulatory returns of the Corporation as may be specified by law.
20.	Reviews matters within its mandate that are addressed in the regular examination and similar reports received from regulatory agencies.
21.	Discusses the qualifications for and determines whether a member of the Committee is a financial expert and in conjunction with the Governance Committee ensures the ongoing financial literacy of Committee members.
22.	Approves procedures established to handle complaints, and anonymous employee submissions, with respect to matters and concerns regarding accounting, internal control and auditing.

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ANNUAL INFORMATION FORM 2007
23.	Requires management to establish procedures for complying with the related party rules contained in the Insurance Companies Act (Canada) and reviews their effectiveness.
24.	Reviews the practices of the Corporation to ensure that any related party transaction that may have a material effect on the stability or solvency of the Corporation is identified.
25.	Reports to the Superintendent of Financial Institutions on the procedures for complying with the related party rules.
26.	Performs such other duties and exercises such other powers as may, from time to time, be assigned to or vested in the Committee by the Board, and such other functions as may be required of an audit committee by law, regulations or applicable stock exchange rules.

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APPENDIX B — Policy Restricting the Use of External Auditors
Introduction and Purpose
This policy governs all proposals by the Corporation or any of its subsidiaries to engage, as a service provider, the Corporation’s external auditor or any of its affiliates, related businesses or associated persons as defined in the Sarbanes-Oxley Act of 2002 (S-O Act) (collectively referred to as the External Auditor).
Scope and Application
This Policy applies to SLF Canada, SLF U.S., SLF Asia, MFS, SLF U.K., Enterprise Services and the Corporate Office, including each of the operating subsidiaries, Business Units or other divisions within those Business Groups or Units. This Policy does not currently apply to the Corporation’s joint ventures.
Policy
The External Auditor will normally be engaged to provide audit and audit-related services, including advisory services related to the External Auditor’s audit and audit-related work such as advice pertaining to internal audit, tax, actuarial valuation, risk management, and regulatory and compliance matters, subject to the prohibitions contained in the S-O Act and in any other applicable laws, regulations or rules. Prohibitions are set out in Appendix A.
Each engagement of the External Auditor to provide services will require the approval in advance of the Audit and Conduct Review Committees of Sun Life Financial Inc. and/or Sun Life Assurance Company of Canada, as applicable, and the audit committee of any affected subsidiary that is itself directly subject to the S-O Act. The Audit and Conduct Review Committee may establish procedures regarding the approval process, which will be co-ordinated by the Corporation’s Senior Vice-President and Controller.
The Corporation and its subsidiaries will not employ or appoint as chief executive officer, president, chief financial officer, chief operating officer, general counsel, chief accounting officer, controller, director of internal audit, director of financial reporting, treasurer, appointed actuary or any equivalent position within the Corporation or subsidiary, any person who was, at any time during the previous two years, employed by the External Auditor and who provided any services to the Corporation or any subsidiary.
Personnel of the Corporation and its subsidiaries employed in the key financial reporting oversight roles described in Appendix B shall not use the External Auditor to prepare either their personal tax returns or those of their dependents.
The Corporation’s Senior Vice-President and Controller is responsible for the application and interpretation of this policy, and should be consulted in any case where there is uncertainty regarding whether a proposed service is, or is not, an audit or audit-related service. He/she will revise the Appendices as required, from time to time, to reflect changes in applicable laws, regulations, rules or management roles.

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ANNUAL INFORMATION FORM 2007
Appendix A — Prohibition on Services
The External Auditor is prohibited from providing the following services:
a)	bookkeeping or other services related to the accounting records or financial statements;
b)	financial information systems design and implementation;
c)	appraisal or valuation services, fairness opinions, or contribution in-kind reports;
d)	actuarial services;
e)	internal audit outsourcing services;
f)	management functions or human resources;
g)	broker or dealer, investment adviser, or investment banking services;
h)	legal services and expert services unrelated to the audit;
i)	any service for which no fee is payable unless a specific result is obtained (contingent fees or commissions);
j)	any non-audit tax services that recommend the Corporation engage in confidential transactions or aggressive tax position transactions, as defined by the U.S. Public Company Accountability Oversight Board; and
k)	any other service that governing regulators or professional bodies determine to be impermissible.
Appendix B — Key Financial Reporting Oversight Roles
The incumbents in the following financial reporting oversight roles are not permitted to use the Corporation’s external auditors to prepare either their personal tax returns or those of their dependents:
▪	Chief Executive Officer
▪	Chief Operating Officer
▪	President
▪	Executive Vice-President and Chief Financial Officer
▪	Executive Vice-President and General Counsel
▪	Senior Vice-President and Controller
▪	Senior Vice-President and Chief Actuary
▪	Vice-President and Chief Accountant
▪	Senior Vice-President and Chief Auditor
▪	Vice-President, Treasurer
▪	Senior Vice-President, Tax
▪	Assistant Vice-President, Financial Reporting Standards
The comparable positions in subsidiaries are similarly prohibited from using the Corporation’s external auditors for either their own or their dependents’ personal tax returns.

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